Exhibit 99.2

New Gold Inc.

Notice of Annual General and Special Meeting of Shareholders

The Board of Directors (“Board”) of New Gold Inc. (“New Gold” or the “Company”) invites you to attend the Annual General and Special Meeting of shareholders (“Meeting”) of New Gold to be held at St. Andrew’s Club & Conference Centre, 150 King Street West, 27th Floor, Toronto, Ontario, on Wednesday, May 2, 2012 at 4:00 pm (Eastern Daylight Time), for the following purposes:

(a)	to receive and consider the audited consolidated financial statements of New Gold for the financial year ended December 31, 2011 and the report of the auditor;

(b)	to set the size of the board of directors of New Gold to seven directors;

(c)	to elect the directors of New Gold for the ensuing year;

(d)	to appoint Deloitte & Touche LLP as auditor of New Gold for the ensuing year and to authorize the directors to fix their remuneration;

(e)
to consider and, if deemed appropriate, to pass, with or without variation, an ordinary resolution to ratify and confirm the adoption of the Company's shareholder rights plan, as more particularly described in the accompanying management information circular; and

(f)	to transact such other business as may properly come before the Meeting or any adjournment.

This notice is accompanied by a management information circular and either a form of proxy for registered shareholders or a voting instruction form for beneficial shareholders.

If previously requested, a copy of the audited consolidated financial statements and Management’s Discussion and Analysis (“MD&A”) of New Gold for the financial year ended December 31, 2011 will also accompany this notice.  Registered Shareholders can request to receive copies of New Gold’s annual and/or interim financial statements and MD&A by marking the appropriate box on the form of proxy.  Beneficial shareholders can request to receive copies by making their selection on the supplemental mail return card enclosed with their proxy package.  Copies of New Gold’s annual and/or interim financial statements and MD&A are also available on request to New Gold or they can be found on SEDAR at www.sedar.com, on the United States Securities and Exchange Commission website at www.sec.gov, or on New Gold’s website at www.newgold.com.

The record date for the Meeting is March 28, 2012.  The record date is the date for the determination of the registered holders of common shares entitled to receive notice of, and to vote at, the Meeting and any adjournment.

We value the opinions of our shareholders and appreciate the time you spend considering and voting on the business of the Meeting.  It is important that you exercise your vote, either in person at the Meeting, by telephone, on the internet or by completing and returning the enclosed form of proxy or voting instruction form.  Any proxies to be used or acted on at the Meeting must be deposited with New Gold’s transfer agent by 4:00 pm (Eastern Daylight Time) on April 30, 2012, or no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of any adjourned Meeting.

DATED at Vancouver, British Columbia this 29th day of March, 2012.

By Order of the Board of Directors

"Robert Gallagher"

Robert Gallagher
President and Chief Executive Officer

MANAGEMENT INFORMATION CIRCULAR

Solicitation of Proxies

This management information circular (“Circular”) is provided to the registered holders of common shares (“shareholders”) of New Gold Inc. (“New Gold” or the “Company”) in connection with the solicitation of proxies by the management of New Gold for use at New Gold’s Annual General and Special Meeting of shareholders (“Meeting”) to be held at the time and place and for the purposes set out in the accompanying Notice of Meeting. References in this Circular to the Meeting include any adjournment or adjournments.  While it is expected that the solicitation will be made by mail, proxies may be solicited personally or by telephone by directors, officers and employees of New Gold.  The Company will also be using the services of Kingsdale Shareholder Services Inc. to solicit proxies.  Interested shareholders in North America may contact Kingsdale Shareholder Services Inc. at 1-866-581-1477.  All costs of this solicitation will be borne by New Gold.

The record date for the Meeting is March 28, 2012.  The record date is the date for the determination of shareholders entitled to receive notice of, and to vote at, the Meeting and any adjournment.  Duly completed and executed proxies must be received by New Gold’s transfer agent at the address indicated on the enclosed envelope no later than 4:00 pm (Eastern Daylight Time) on April 30, 2012, or no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of any adjourned Meeting.

Unless otherwise stated, the information contained in this Circular is as at December 31, 2011.  All dollar amounts referenced, unless otherwise indicated, are expressed in United States dollars.  Canadian dollars are referred to as “C$”.  Unless otherwise stated, any United States dollar amounts which have been converted from Canadian dollars have been converted at an exchange rate of C$1.00 = US$1.0117, for 2011, C$1.00 = US$0.9709 for 2010 and C$1.00 = US$0.876 for 2009,  being the average noon rate quoted by the Bank of Canada for each respective year.

Appointment of Proxies

The persons named in the enclosed form of proxy are officers and/or directors of New Gold.  A shareholder can appoint another person, who need not be a shareholder, to represent such shareholder at the Meeting by inserting such person’s name in the blank space provided in the enclosed form of proxy or by completing another proper form of proxy.

A shareholder appointing a proxy holder may indicate the manner in which the appointed proxy holder can vote with respect to any specific item by checking the space opposite the item on the proxy.  If the shareholder giving the proxy wishes to confer a discretionary authority with respect to any item of business, then the space opposite the item should be left blank.  The common shares represented by the proxy submitted by a shareholder will be voted or withheld from voting in accordance with the directions, if any, given in the proxy.

Voting common shares by Proxy

By telephone:
Call the toll free number indicated on the proxy form and follow the instructions.  If you choose the telephone you cannot appoint any person other than the officers named on the form of proxy as your proxy holder.

On the internet:
Go to the website indicated on the proxy form and follow the instructions on the screen.  If you return your proxy via the internet, you can appoint another person, who need not be a shareholder, to represent you at the Meeting by inserting such person's name in the blank space provided on the form of proxy.  Complete your voting instructions and date and submit the form.  Make sure that the person you appoint is aware that he or she has been appointed, and attends the Meeting.

By mail:
Complete the form of proxy and return in the envelope provided.  If you return your proxy by mail you can appoint another person, who need not to be shareholder, to represent you at the Meeting by inserting such person's name in the blank space provided in the form of proxy.  Complete your voting instructions and date and sign the form.  Make sure that the person you appoint is aware that he or she has been appointed, and attends the Meeting.

Deadline for receipt of proxies

The deadline for receiving duly completed and executed forms of proxy or submitting your proxy by telephone or over the internet is by 4:00 pm (Eastern Daylight Time) on April 30, 2012, or no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of any adjourned Meeting.

Revocation of Proxies

A proxy submitted pursuant to this solicitation may be revoked by written notice, signed by the shareholder or by the shareholder’s attorney authorized in writing (or, if the shareholder is a corporation, by a duly authorized officer or attorney), and deposited either:

(i)
at the registered office of New Gold (New Gold Inc., 3110-666 Burrard Street, Vancouver, British Columbia, V6C 2X8, Attention: Corporate Secretary) at any time up to and including the last business day before the day of the Meeting; or

(ii)	with the Chairman of the Meeting on the day of the Meeting or, if adjourned, any reconvening or in any other manner permitted by law.

A revocation of a proxy does not affect any matter on which a vote has been taken before the revocation.

Exercise of Discretion by Proxies

The persons named in the enclosed form of proxy will vote the common shares in respect of which they are appointed in accordance with the direction of the shareholders appointing them.  In the absence of such direction, the relevant common shares will be voted in favour of the passing of all the resolutions described below.

The enclosed form of proxy confers discretionary authority on the persons named in the proxy with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting.  At the time of printing of this Circular, management knows of no such amendments, variations or other matters to come before the Meeting.  However, if any other matters which are not now known to management should properly come before the Meeting, the proxy will be voted on such matters in accordance with the best judgment of the named proxies.

Voting by Non-Registered Shareholders

Only registered shareholders of New Gold or the persons they appoint as their proxies are permitted to vote at the Meeting.  Most shareholders of New Gold are “non-registered” shareholders (“Non-Registered Shareholders”) because the common shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the common shares.

Common shares beneficially owned by a Non-Registered Shareholder are registered either:

(i)
in the name of an intermediary (“Intermediary”) that the Non-Registered Shareholder deals with in respect of the common shares of New Gold (Intermediaries include, amongst others, banks, trust companies, securities dealers or brokers, and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or

(ii)	in the name of a clearing agency (such as CDS Clearing and Depository Services Inc. or The Depository Trust & Clearing Corporation) of which the Intermediary is a participant.

In accordance with applicable securities law requirements, New Gold will have distributed copies of the Notice of Meeting, this Circular and the form of proxy (which includes a place to request copies of New Gold’s annual and/or interim financial statements and MD&A or to waive the receipt of the annual and/or interim financial statements and MD&A) (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for distribution to Non-Registered Shareholders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Shareholders unless a Non-Registered Shareholder has waived the right to receive them.  Intermediaries often use service companies to forward the Meeting Materials to Non-Registered Shareholders. Generally, Non-Registered Shareholders who have not waived the right to receive Meeting Materials will either:

(i)
be given a voting instruction form which is not signed by the Intermediary and which, when properly completed and signed by the Non-Registered Shareholder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “voting instruction form”) which the Intermediary must follow.  Typically, the voting instruction form will consist of a one page pre-printed form; or

(ii)
be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of common shares beneficially owned by the Non-Registered Shareholder but which is otherwise not completed by the Intermediary.  Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Shareholder when submitting the proxy.  In this case, the Non-Registered Shareholder who wishes to submit a proxy should carefully follow the instructions of their Intermediary, including those regarding when and where the completed proxy or voting instruction form is to be delivered.

In either case, the purpose of these procedures is to permit Non-Registered Shareholders to direct the voting of the common shares of New Gold that they beneficially own.  Should a Non-Registered Shareholder who receives one of the above forms wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Shareholder), the Non-Registered Shareholder should strike out the names of the persons listed in the form of proxy and insert the Non-Registered Shareholder or such other person’s name in the blank space provided.  In either case, Non-Registered Shareholders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or voting instruction form is to be delivered.

A Non-Registered Shareholder may revoke a voting instruction form or a waiver of the right to receive Meeting Materials and to vote, which has been given to an Intermediary, by written notice to the Intermediary at any time up to seven days before the Meeting.  An Intermediary is not required to act on a revocation of a voting instruction form or of a waiver of the right to receive Meeting Materials and to vote which is not received by the Intermediary at least seven days before the Meeting.

Voting Securities and Principal Shareholders

As at March 28, 2012, 461,729,165 common shares (“Common Shares”) in the capital of New Gold were issued and outstanding.  Each Common Share entitles the holder to one vote on all matters to be acted on at the Meeting.  The record date for the determination of shareholders entitled to receive notice of, and to vote at, the Meeting is March 28, 2012.  Each shareholder on the record date will be entitled to vote at the Meeting or any adjournment.  All such shareholders are entitled to attend and vote in person at the Meeting the Common Shares held by them or, provided a completed and executed proxy has been delivered to New Gold’s transfer agent within the time specified in the attached Notice of Meeting, to attend and vote by proxy at the Meeting the Common Shares held by them.

To the knowledge of the directors and executive officers of New Gold, as at the date of this Circular, no person or company beneficially owns, or controls or directs, directly or indirectly, voting securities carrying 10% or more of the voting rights attached to any class of voting securities of New Gold.

PARTICULARS OF MATTERS TO BE ACTED ON AT THE MEETING

1.	Board Size Resolution

The Company’s Articles require that the Board consist of the greater of three directors or the number set by ordinary resolution.  The current number of directors set by ordinary resolution is eight.

Craig Nelsen, currently a director of the Company, will not stand for re-election at the Meeting.  Since joining the Board in June 2008, Mr. Nelsen has provided a significant contribution to the development and success of New Gold through his dedication and industry knowledge.  New Gold’s management wishes to thank Mr. Nelsen for his service to the Company and its shareholders.

At the Meeting, the seven persons named below will be proposed for election as directors of New Gold.  New Gold is asking shareholders to set, by ordinary resolution, the number of directors of New Gold at seven.  Unless authority to do so is withheld, the persons named in the accompanying form of proxy intend to vote FOR setting the Board size to seven persons.

2.	Election of Directors

At the Meeting, the seven persons named in the table below will be proposed for election as directors of New Gold (“Nominees”). Unless authority to do so is withheld, the persons named in the accompanying form of proxy intend to vote FOR the election of each of the Nominees.

Management does not contemplate that any of the Nominees will be unable to serve as a director, but if that should occur for any reason before the Meeting, it is intended that discretionary authority shall be exercised by the persons named in the accompanying proxy to vote the proxy for the election of any other person or persons in place of any Nominee or Nominees unable to serve.  Each director elected will hold office until the close of the first annual general meeting of shareholders of New Gold following his election or until his successor is duly elected or appointed, unless his office is earlier vacated in accordance with the Articles of New Gold.

The board of directors of New Gold (“Board”) has adopted a policy (“Majority Voting Policy”) stipulating that if the Common Shares voted in favour of the election of a Nominee at a shareholders’ meeting represent less than a majority of the Common Shares voted and withheld, the Nominee will submit his resignation promptly after such meeting for the Corporate Governance and Nominating Committee’s consideration.  After reviewing the matter, the Corporate Governance and Nominating Committee will make a recommendation to the Board, and the Board’s subsequent decision to accept or reject the resignation offer will be publicly disclosed.  The Nominee will not participate in any Corporate Governance and Nominating Committee or Board deliberations regarding the resignation offer.  The Majority Voting Policy does not apply in circumstances involving contested director elections.

The following table contains brief biographies for each of the Nominees, including their principal occupations, business or employment within the past five years, name, province or state and country of residence, independence status, age, principal occupation, date they first became a director of New Gold, areas of expertise and number of Common Shares, other securities and stock options beneficially owned by each Nominee.

The statement as to the Common Shares, other securities and stock options beneficially owned, directly or indirectly, or over which control or direction is exercised by the Nominees as at March 28, 2012 in each instance has been reviewed by the Nominee concerned.

JAMES ESTEY Ontario, Canada Age: 59 Director since: July 8, 2008 Independent

James Estey is the retired Chairman of UBS Securities Canada Inc. and has over 30 years of experience in the financial markets. Mr. Estey joined Alfred Bunting and Company as an institutional equity salesperson in 1980 after working at A.E. Ames & Co. for seven years. In 1994, Mr. Estey became the head of the Canadian Equities business, and in 2002 he was appointed President and Chief Executive Officer of UBS Securities Canada. In January 2008, Mr. Estey assumed the role of Chairman.  He serves on the boards of Range Royalty Management Ltd. and Gibson Energy Inc.  He also serves on the boards of The Estey Centre for Law and Economics in International Trade and St. Clements School and is on the Advisory Board of the Edwards School of Business.  Mr. Estey’s principal occupation is Corporate Director.
Areas of Expertise:  Capital Markets, Financial Literacy, Governance/Board, Corporate Finance

	Common Shares and DSU Held
	Date	Common Shares Held (#)(2)	DSU Held (#)	Total Common Shares and DSU(#)	At-Risk Value of Common Shares and DSU ($)(3)
	March 28, 2012	209,000	16,659	225,659	2,169,793
	Other Securities Held
	Nil
	Options Held (1)
	Date Granted	Expiry Date	Exercise Price (C$)	Total Unexercised Options (#)	At-Risk Value of Unexercised Options ($)(4)
	June 8, 2011	June 8, 2016	9.59	18,700	187
	May 11, 2010	May 11, 2015	5.93	28,000	102,924
	June 2, 2009	June 2, 2014	3.21	68,000	435,215
	July 8, 2008	July 8, 2013	7.84	34,450	60,729
	Total At-Risk Value of Common Shares, DSU and Options				2,768,848
	Board and Committee Membership 2011		Attendance	Other Public Board Memberships
	Board		5 of 5	Gibson Energy Inc. (since August 2011)
	Audit Committee, Chair		4 of 4
	Corporate Governance, Chair		2 of 2

ROBERT GALLAGHER British Columbia, Canada Age: 61

Robert Gallagher’s principal occupation is the President and Chief Executive Officer of New Gold.  Mr. Gallagher has worked in the mining industry for over 32 years and spent 15 years with Placer Dome Inc. and from August 2000 to December 2007 with Newmont Mining Corporation, most recently as Vice President, Operations, Asia Pacific.  Before the business combination of Peak Gold, Metallica and New Gold, Mr. Gallagher was the President and Chief Executive Officer of Peak Gold from February 2008.
Areas of Expertise:  Management, Industry Knowledge, Operations, International

Director since:	Common Shares and Share Units Held
June 30, 2008 Non-Independent	Date	Common Shares Held (#)(2)	Share Units Held (#)	Total Common Shares and Share Units(#)	At-Risk Value of Common Shares and Share Units ($)(3)
	March 28, 2012	150,000	166,667	316,667	3,044,867
	Other Securities Held
	Nil
	Options Held (1)
	Date Granted	Expiry Date	Exercise Price (C$)	Total Unexercised Options (#)	At-Risk Value of Unexercised Options ($)(4)
	February 10, 2012(5)	February 10, 2017	11.87	350,000	0
	January 26, 2011	January 26, 2018	7.67	400,000	773,235
	June 2, 2009	June 2, 2016	3.21	840,000	5,376,188
	February 17, 2009	February 17, 2016	2.71	380,000	2,622,389
	July 8, 2008	July 8, 2013	7.84	230,000	405,448
	March 20, 2008	March 20, 2013	6.20	200,000	681,088
	Total At-Risk Value of Common Shares, Share Units and Options				12,903,215
	Board and Committee Membership 2011		Attendance	Other Public Board Memberships
	Board		5 of 5	Southern Arc Minerals (since 2010)
				Dynasty Gold Corp. (since 2009)
VAHAN KOLOLIAN Ontario, Canada Age: 58 Director since: June 1, 2009 Independent

Vahan Kololian is the founder and Managing Partner of TerraNova Partners LP, which invests in the industrial, services and resource sectors. Mr. Kololian started his career in investment banking in 1980 with Burns Fry Limited (now BMO Nesbitt Burns). From 1990 to 2000, he was co-founder and President of Polar Capital Corporation and from 2002 to 2011, he was Chairman of KK Precision Inc., a private engineering and manufacturing company.  Mr. Kololian also serves on the board of Manicouagan Minerals Inc., a public mineral exploration company.  Mr. Kololian holds BA and LL.B. degrees.  Mr. Kololian is also co-founder and Chairman of the Mosaic Institute, whose purpose is to bring together and promote dialogue among Canadians of differing ethnicities whose homelands are in conflict with one another. Mr. Kololian’s principal occupation is the Managing Partner of TerraNova Partners LP.
Areas of Expertise:  Financial Literacy, Investment Banking, Management

	Common Shares and DSU Held
	Date	Common Shares Held (#)(2)	DSU Held (#)	Total Common Shares and DSU(#)	At-Risk Value of Common Shares and DSU ($)(3)
	March 28, 2012	1,125,001	5,133	1,130,134	10,866,645
	Other Securities Held
	Warrants				At-Risk Value ($)
	(NGD.WT.C)	500,000			375,600
	Options Held (1)
	Date Granted	Expiry Date	Exercise Price (C$)	Total Unexercised Options (#)	At-Risk Value of Unexercised Options ($)(4)
	June 8, 2011	June 8, 2016	9.59	18,700	187
	May 11, 2010	May 11, 2015	5.93	28,000	102,924
	June 2, 2009	June 2, 2014	3.21	68,000	435,215
	Total At-Risk Value of Common Shares, DSU, Warrants and Options				11,780,572
	Board and Committee Membership 2011		Attendance		Other Public Board Memberships
	Board		5 of 5		Manicouagan Minerals Inc. (since 2001)
	Audit Committee		4 of 4
	Compensation Committee, Chair		3 of 3
	HSE&CSR Committee		1 of 1(6)

MARTYN KONIG Surrey, United Kingdom Age: 54 Director since: June 1, 2009 Independent

Martyn Konig has over 29 years of experience in investment banking and the commodity markets as well as extensive experience in the natural resource sector. Mr. Konig was Executive Chairman and President of European Goldfields Limited until its acquisition by Eldorado Gold Corp. in February 2012 and was Chief Executive Officer of the Blackfish Capital Group from 2005 until August 2009. Mr. Konig was a main Board Director of NM Rothschild and Sons Ltd. for 15 years and held senior positions at Goldman Sachs and UBS. Mr. Konig is a Barrister and Fellow of the Chartered Institute of Bankers.  Mr. Konig’s principal occupation is Corporate Director.
Areas of Expertise:  Financial Literacy, Corporate Finance and Industry Experience, Investment Banking, International, Corporate Governance

	Common Shares and DSU Held
	Date	Common Shares Held (#)(2)	DSU Held (#)	Total Common Shares and DSU(#)	At-Risk Value of Common Shares and DSU ($)(3)
	March 28, 2012	150,000	12,813	162,813	1,565,506
	Other Securities Held
	Nil
	Options Held (1)
	Date Granted	Expiry Date	Exercise Price (C$)	Total Unexercised Options (#)	At-Risk Value of Unexercised Options ($)(4)
	June 8, 2011	June 8, 2016	9.59	18,700	187
	May 11, 2010	May 11 2015	5.93	28,000	102,924
	June 2, 2009	June 2, 2014	3.21	68,000	435,215
	Total At-Risk Value of Common Shares, DSU and Options				2,103,833
	Board and Committee Membership 2011		Attendance	Other Public Board Memberships
	Board		4 of 5	-
	Audit Committee		3 of 4
	Corporate Governance		1 of 1(6)
	Compensation Committee		1 of 1(6)

PIERRE LASSONDE Ontario, Canada Age: 64 Director since: June 30, 2008

Pierre Lassonde is the Chairman of Franco-Nevada Corporation. He formerly served as President of Newmont Mining Corporation from 2002 to 2006 and resigned as a director and Vice Chairman of Newmont effective as at November 30, 2007. Previously Mr. Lassonde served as a director and President (1982 to 2002) and Co-Chief Executive Officer (1999 to 2002) of Franco-Nevada Corporation.  Mr. Lassonde’s principal occupation is the Chairman of Franco-Nevada Corporation.
Areas of Expertise:  Mining Industry Knowledge, Financial, Compensation, Corporate Governance, Investor Relations, Mergers & Acquisitions.

Independent	Common Shares and DSU Held
	Date	Common Shares Held (#)(2)	DSU Held (#)	Total Common Shares and DSU(#)	At-Risk Value of Common Shares and DSU ($)(3)
	March 28, 2012	6,500,000	Nil	6,500,000	62,499,840
	Other Securities Held
	Warrants				At-Risk Value ($)
	(NGD.WT.B)	2,000,000			10,016
	Options Held (1)
	Date Granted	Expiry Date	Exercise Price (C$)	Total Unexercised Options (#)	At-Risk Value of Unexercised Options ($)(4)
	June 8, 2011	June 8, 2016	9.59	18,700	187
	May 11, 2010	May 11, 2015	5.93	28,000	102,924
	June 2, 2009	June 2, 2014	3.21	68,000	435,215
	July 8, 2008	July 8, 2013	7.84	34,450	60,729
	Total At-Risk Value of Common Shares, DSU, Warrants and Options				63,108,912
	Board and Committee Membership 2011		Attendance		Other Public Board Memberships
	Board		5 of 5		Enghouse Systems Limited (since 2000)
	Compensation Committee		3 of 3		Franco-Nevada Corporation (since 2007)
	Corporate Governance		1 of 1(6)

RANDALL OLIPHANT Ontario, Canada Age: 52 Director since: June 1, 2009 Non-Independent

Randall Oliphant’s principal occupation is Executive Chairman of New Gold.  Until the spring of 2011 he was also President and Chief Executive Officer of Silver Bear Resources Inc. of which he remains a director and Chairman. Mr. Oliphant is on the Advisory Board of Metalmark Capital LLC (formerly Morgan Stanley Capital Partners), and serves on the boards of WesternZagros Resources Ltd. and Franco-Nevada Corporation. Since 2003, Mr. Oliphant has served on the boards of a number of public and private companies and not-for-profit organizations. From 1999 to 2003, he was the President and Chief Executive Officer of Barrick Gold Corporation.  From 2006 to 2009, he was Chairman of Western Goldfields Inc.  Mr. Oliphant is a Chartered Accountant.
Areas of Expertise:  Industry Knowledge, Governance/Board, Corporate Development, Financial Literacy, Risk Management, Mergers & Acquisitions, Investment and Marketing.

	Common Shares and Share Units Held
	Date	Common Shares Held (#)(2)	Share Units Held (#)	Total Common Shares and Share Units(#)	At-Risk Value of Common Shares and Share Units ($)(3)
	March 28, 2012	4,250,000	200,000	4,450,000	42,788,352
	Other Securities Held
	5% Convertible				At-Risk Value ($)
	Debentures (NGD.DB)	$3,000,000			3,581,722
	Options Held (1)
	Date Granted	Expiry Date	Exercise Price (C$)	Total Unexercised Options (#)	At-Risk Value of Unexercised Options ($)(4)
	February 10, 2012(5)	February 10, 2017	11.87	500,000	0
	January 26, 2011	January 26, 2018	7.67	500,000	966,544
	June 2, 2009	June 2, 2016	3.21	1,500,000	9,600,336
	Total At-Risk Value of Common Shares, Share Units, Debentures and Options				56,936,954
	Board and Committee Membership 2011		Attendance	Other Public Board Memberships
	Board		5 of 5	Silver Bear Resources Inc. (since 2004)
				Franco-Nevada Corporation (since 2007)
				WesternZagros Resources Ltd. (since 2007)

RAYMOND THRELKELD North Carolina, United States Age: 65 Director since: June 1, 2009 Non-Independent

Raymond Threlkeld has over 32 years of mineral industry experience.  From 2005 to 2009, Mr. Threlkeld was the Chief Operating Officer of Silver Bear Resources Inc.  From 2006 to 2009, he was the President and Chief Executive Officer of Western Goldfields Inc. From 1996 to 2005 Mr. Threlkeld held various senior management positions in precious metal mine development with Barrick Gold Corporation and Coeur d’Alene Mines Corporation including the development of the Pierina Mine in Peru, the Bulyanhulu Mine in Tanzania and the Veladero Mine in Argentina. Mr. Threlkeld has had exploration acquisition success in the Western United States in addition to his management and project development experience.  Mr. Threlkeld’s principal occupation is the President and Chief Executive Officer of Rainy River Resources Ltd.
Areas of Expertise:  Industry Knowledge, Exploration Effectiveness, Mergers & Acquisitions, Growth of Resources, Operations, Health & Safety

	Common Shares and DSU Held
	Date	Common Shares Held (#)(2)	DSU Held (#)	Total Common Shares and DSU(#)	At-Risk Value of Common Shares and DSU ($)(3)
	March 28, 2012	228,680	Nil	228,680	2,198,841
	Other Securities Held
	Nil
	Options Held (1)
	Date Granted	Expiry Date	Exercise Price (C$)	Total Unexercised Options (#)	At-Risk Value of Unexercised Options ($)(4)
	June 8, 2011	June 8, 2016	9.59	18,700	187
	May 11, 2010	May 11, 2015	5.93	28,000	102,924
	June 2, 2009	June 2, 2014	3.21	68,000	435,215
	Total At-Risk Value of Common Shares, DSU and Options				2,737,167
	Board and Committee Membership 2011		Attendance	Other Public Board Memberships
	Board		5 of 5	Rainy River Resources Ltd. (since 2009)
	HSE&CSR Committee		2 of 2

Notes:

(1)	The number of options to purchase Common Shares held includes options from historical plans which convert to Common Shares on exercise on an adjusted basis.

(2)	Represents Common Shares beneficially owned by the respective directors, directly or indirectly, or over which control or direction is exercised as at March 28, 2012.

(3)
At-risk value of Common Shares is calculated using the closing price of the Company’s Common Shares on the TSX on March 28, 2012 of C$9.60 and converted to United States dollars; at-risk value of DSU/Share Units is calculated using the closing price of the Company’s Common Shares on the TSX on March 28, 2012 of C$9.60, and converted to United Stated dollars.  Both values are converted at an exchange rate of C$1.00 = US$1.0016, being the noon rate quoted by the Bank of Canada on March 28, 2012.

(4)
Calculated using the closing price of the Common Shares on the TSX on March 28, 2012 of C$9.60 and subtracting the exercise price of in-the-money stock options, and converted to United States dollars at an exchange rate of C$1.00 = US$1.0016 being the noon rate quoted by the Bank of Canada on March 28, 2012 .  The value shown in this column does not represent the actual value the individual director could receive.  The actual gain, if any, on exercise will depend on the value of the Common Shares on the date of exercise.

(5)	Includes options granted on February 10, 2012 for performance in 2011.

(6)
The attendance of the Committee members listed above is based on the number of Committee meetings the respective directors were eligible to attend during 2011.  Various changes were made to the membership of the Board’s standing committees effective May 4, 2011 when Mr. Telfer ceased to be a director of the Company after he did not stand for re-election at the Company’s Annual General and Special Meeting.  As part of these changes, Mr. Lassonde ceased to be a member of the Corporate Governance and Nominating Committee and Messrs. Nelsen and Konig were appointed as Committee members.  Each of Messrs. Lassonde, Nelsen and Konig were eligible to attend one meeting of the Corporate Governance and Nominating Committee during 2011.  In addition, Mr. Konig was appointed as a member of the Compensation Committee and was eligible to attend one meeting during 2011.

Cease Trade Orders or Bankruptcies

As at the date of this Circular, no Nominee has, or has been within the past ten years, a director, chief executive officer or chief financial officer of any company (including New Gold) that:

(i)
was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days (collectively, an “Order”), that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(ii)
was subject to an Order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

As at the date of this Circular, no Nominee:

(i)
is, or has been within the past ten years, a director or executive officer of any company (including New Gold) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, other than Mr. Kololian, who was a board member (but had previously resigned from the board) of a business services company that filed for voluntary bankruptcy on or about June 23, 2010;

(ii)
has, within the past ten years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director; or

(iii)	has been subject to

a.
any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

b.	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable shareholder in deciding whether to vote for a Nominee.

Additional Information regarding the Board

For additional information regarding New Gold’s Board, including compensation, corporate governance practices, independence and directorships of other public company boards, see “Statement of Executive Compensation – Director Compensation” and “Corporate Governance Practices”.

3.	Appointment of Auditor

Shareholders will be asked to consider and, if thought fit to pass, an ordinary resolution to appoint Deloitte & Touche LLP as auditor of New Gold to hold office until the close of the next annual general meeting of New Gold.  It is also proposed that shareholders authorize the directors to fix the remuneration to be paid to the auditor. Deloitte & Touche LLP was first appointed as auditor of New Gold on July 8, 2008.

Unless authority to do so is withheld, the persons named in the accompanying proxy intend to vote FOR the appointment of Deloitte & Touche LLP as auditor of New Gold until the close of the next annual general meeting of shareholders and to authorize the directors to fix their remuneration.

4.	Shareholder Rights Plan

Effective March 23, 2012, the Company adopted a shareholder rights plan ("Shareholder Rights Plan") designed to ensure that, in the context of a formal takeover bid, the Board has sufficient time to explore and investigate alternatives to enhance shareholder value, including competing transactions that might emerge.  A summary of the terms of the Shareholder Rights Plan is set out in Schedule "B" attached to this Circular.  The summary is qualified in its entirety by the full text of the Shareholder Rights Plan, which is available on SEDAR at www.sedar.com.

The Shareholder Rights Plan has been approved by the Board.  In compliance with the rules of the TSX, the Shareholder Rights Plan will be presented to shareholders at the Meeting for ratification and confirmation. The resolution ("Shareholder Rights Plan Resolution") is set out below. The Shareholder Rights Plan Resolution must be approved by a simple majority of the votes cast by those shareholders who, being entitled to do so, vote in person or by proxy in respect of that resolution at the Meeting.

In the event that the requisite approval is obtained, the Shareholder Rights Plan will remain in effect. In the event that the Shareholder Rights Plan does not receive the requisite approval from the shareholders, the rights ("Rights") issued pursuant to the Shareholder Rights Plan and the Shareholder Rights Plan will terminate and be null and void and of no further force and effect.  Management of the Company recommends that shareholders vote in favour of the Shareholder Rights Plan Resolution.

Unless authority to do so is withheld, the persons named in the accompanying proxy intend to vote FOR the approval of the Shareholder Rights Plan Resolution at the Meeting.

Shareholders will be asked at the Meeting to pass the following ordinary resolution:

"BE IT RESOLVED THAT:

a.
the Shareholder Rights Plan dated 2012, as adopted by the Board, a summary of which is attached to this Circular as Schedule "B", and the full text of which is available on SEDAR at www.sedar.com, be ratified and confirmed as the Shareholder Rights Plan of the Company; and

b.
any officer or director of the Company is authorized and directed to execute and deliver under corporate seal or otherwise, all such documents and instruments and to do all such acts as, in the opinion of the Board, may be necessary or desirable to give effect to this resolution."

STATEMENT OF EXECUTIVE COMPENSATION

In this section, the individuals in the “Summary Compensation Table” are referred to as the named executive officers (“NEOs”).

Compensation Discussion and Analysis

New Gold is an intermediate gold producer with a portfolio of assets in the United States, Mexico, Australia, Canada and Chile.  As part of its business strategy, New Gold is focused on:

(a)	executing operational targets (safety, cost, production, environment, and social responsibility);

(b)	maintaining a strong financial position;

(c)	enhancing value through project development and continuous improvement of its existing operations; and

(d)	disciplined growth through additional, value-enhancing, merger and acquisition opportunities.

The objective of New Gold’s compensation program is to support these goals by attracting and retaining talented employees through competitive compensation, paying for performance, aligning compensation with shareholders’ interests and providing the flexibility necessary to accommodate the needs of New Gold in the different business conditions in which it operates.

In particular, New Gold’s compensation program is designed to support the Company’s growth by rewarding:

(a)	individual skill and experience of executives;

(b)	individual and corporate performance; and

(c)	long-term appreciation of New Gold’s share price.

Role of the Compensation Committee

The Compensation Committee is comprised of Vahan Kololian (Chair), Pierre Lassonde and Martyn Konig, who are each independent directors.  The Compensation Committee assists the Board in approving and monitoring the Company’s guidelines and practices with respect to compensation and benefits, as well as administering the Company’s equity-based compensation plans.  The Compensation Committee’s responsibilities include:

(a)	ensuring that the Company has programs to attract and develop executive officers of the highest calibre and a process to provide for the orderly succession of executive officers; and

(b)
reviewing and approving corporate goals and objectives relevant to the compensation of executive officers and, based on performance against those goals and objectives, recommending to the Board the annual salary, bonus and other benefits, direct and indirect, of executive officers.

In addition, the Compensation Committee is responsible for establishing a clear and concise compensation philosophy for the Company.  New Gold’s executive compensation philosophy is as follows:

(a)	to pay salaries benchmarked to the median of the market compensation data which means that executive officers should not expect automatic annual salary increases;

(b)	New Gold’s compensation will be focused on performance-based bonuses and equity; and

(c)	compensation packages will include salary, performance-based bonus and stock options.

Elements of NEO Compensation

Compensation of NEOs for the financial year ended December 31, 2011 included base salary, annual performance-based bonus, stock options and other annual compensation such as health and retirement benefits.  The following table lists each element of the Company’s compensation program and summarizes why New Gold chooses to pay each element.

Element of Compensation	Purpose of Element
Base Salary
Base salaries are fixed and therefore not subject to uncertainty.  Base salaries are used as a measure to compare to, and remain competitive with, compensation offered by competitors and as the base to determine other elements of compensation and benefits.

Annual Bonus
While base salaries are fixed, annual bonuses are tied to performance and are a variable component of compensation designed to reward NEOs for maximizing operating and financial performance of the Company.  Annual bonuses are paid at the discretion of the Board and are determined based on a number of factors, including financial and operational performance.

Stock Options(1)	Stock options are variable elements of compensation intended to reward NEOs’ success in achieving sustained, long-term profitability and increases in stock value.
Benefits Plans - including medical, dental, life insurance, disability insurance, and a group RRSP for Canadian employees and 401(k) plan for U.S. employees.
The Company’s benefits plans provide financial reassurance to NEOs in the event of illness, disability or death.  The group RRSP and 401(k), as applicable, are provided to support individuals in saving for retirement.  Benefits plans during 2011 were provided to NEOs on the same basis as other employees in the applicable jurisdiction, except for annual health assessments that have been available for executives since 2008.

1)
Share Units were granted to the Executive Chairman and the President and Chief Executive Officer in 2011 in relation to performance in 2010.  The Share Units were granted in recognition of New Gold’s performance in 2010.  There were no Share Units granted to NEOs for their performance in 2011.

Benchmarking

The Compensation Committee believes that it is appropriate to establish compensation levels based largely on benchmarking against similar companies, both in terms of compensation practices as well as levels of compensation. In this way, New Gold can gauge if its compensation is competitive in the marketplace for its talent, as well as measure its reasonableness.

New Gold reviewed the actual compensation paid to executives of the following companies, which are similar in size and scope to New Gold, as reported in their annual executive compensation disclosures.  All of the companies are gold producers with at least one asset in production, with operations of similar size and scope to New Gold and with comparable market capitalization. In addition, New Gold references the compensation data of companies with annual revenues ranging from $500 million to $1 billion provided in the Mining Industry Salary Surveys published jointly by Coopers Consulting and PricewaterhouseCoopers.

Comparative Company	Corporate Head Office Location
Agnico-Eagle Mines Limited	Toronto, Ontario
Alamos Gold Inc.	Toronto, Ontario
Alacer Gold Corp.	Englewood, Colorado, United States
AuRico Gold Inc.	Toronto, Ontario
Centerra Gold Inc.	Toronto, Ontario
Eldorado Gold Corporation	Vancouver, British Columbia
IAMGold Corporation	Toronto, Ontario
Osisko Mining Corporation	Montreal, Quebec
Yamana Gold Inc.	Toronto, Ontario

Outside Consultants

New Gold purchased compensation surveys related to the mining industry from Coopers Consulting in 2010 and 2011. The surveys are generally published in July of each year.

New Gold engaged Towers Watson, in the first quarter of 2011, to provide an analysis of executive long term incentive plans.  Towers Watson also provided New Gold with market compensation data for executive level positions in 2010 and 2011.

Neither Towers Watson nor Coopers Consulting provided any other services to New Gold during 2011.

Consultant	Financial Year ending December 31	Executive Compensation-Related Fees ($)	All Other Fees ($)
Towers Watson	2011	48,358	Nil
	2010	3,884	Nil
Coopers Consulting	2011	7,252	Nil
	2010	7,395	Nil

(1)
Consulting fees were charged in Canadian dollars and converted at an exchange rate of C$1.00 = US$1.0017 for 2011 and C$1.00 = US$0.9709 for 2010, being the noon rate quoted by the Bank of Canada for each respective year.

Compensation Elements

Below is a description of why New Gold currently chooses to pay each element of compensation and how New Gold determines the amount to be paid for each element.

Base Salary

To ensure New Gold will continue to attract and retain qualified and experienced executives, base salaries are reviewed and, if appropriate, adjusted annually in order to ensure they remain at the median for comparable companies.

New Gold endeavours to pay the salaries of its NEOs at the median compensation of comparable companies while providing greater compensation upside using performance-based compensation components such as performance-based bonuses and stock options.  However, there will be occasions when it pays an executive a base salary above or below the median depending on the individual skills and experience of the executive.  New Gold may also take into account the compensation paid to other executives at a similar level when determining compensation.

Annual Performance-Based Cash Incentives

Bonuses paid in early 2012 for 2011 performance were determined by considering a number of factors, including the following corporate performance factors:

Performance Factor	Performance Goal		Result	Wtg(1)
Growth:	Continue New Afton Development on budget and schedule	●	Adjustments were made to the scheduled start up. Mill start up remains on schedule for June 2012, with commercial production in August 2012.	30%
Reserves and Resources Development:	Increase New Gold’s Measured and Indicated Resources, on a per share basis, on existing assets and/or through M&A activity	●	The net impact of the Company’s M&A and exploration in 2011 was a 26% increase in Measured and Indicated gold ounces per share year end on year end (46% gross increase).	25%
Production and Cash Cost	Achieve budget production and cash cost at budgeted foreign exchange and copper/gold prices	●	Production of 387,155 ounces of gold compared to market guidance of 380,000 to 400,000 ounces	25%
		●	Total cash costs(2) adjusted for budgeted foreign exchange and metal price assumptions of $520 per ounce.
		●	Unadjusted total cash costs of $446 per ounce (reduced market guidance in June was $390 to $410 per ounce. Original market guidance was $430-$450 per ounce).

Performance Factor	Performance Goal		Result	Wtg(1)
Safety, Environment and Social Responsibility:	Implement a standard safety system including forward-looking metrics and web-based reporting with a 15% year on year All Injury Frequency reduction	●	The elements of a standardized system have been defined and work has commenced to develop those elements for implementation. Full implementation will be completed in 2012.	15%
		●	Forward-looking metrics are being tracked through consistency in definition, but measuring achievement against targets is lacking.
		●	Year on year Total Reportable Injury(3) Frequency Rate is down 3% versus the target of 15% while lost time injury rate down 20%.
Corporate Development and Finance:	Continue to simplify the balance sheet and enhance profitability while maintaining financial flexibility	●	New Gold’s financial position remains strong due to the reduction in the Peak concentrate inventory achieved in 2011, which combined with the results of operations contributed to closing the year with $309 million cash.	5%

(1)	Weighting given to each performance factor in determining bonus payments for performance in 2011.

(2)
“Total cash costs” per gold ounce is a common financial performance measure in the gold mining industry but with no standard meaning under IFRS. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure, along with sales, is considered to be a key indicator of a Company’s ability to generate operating earnings and cash flow from its mining operations.  Total cash costs figures are calculated in accordance with a standard developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard is an accepted standard of reporting cash costs of production in North America. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. The Company reports total cash costs on a sales basis. Total cash costs includes mine site operating costs such as mining, processing, administration, royalties and production taxes, but is exclusive of amortization, reclamation, capital and exploration costs. Total cash costs are reduced by any by-product revenue and are then divided by ounces sold to arrive at by-product cash costs of sales.  This measure, along with sales, is considered to be a key indicator of a company’s ability to generate operating earnings and cash flow from tis mining operations.  Total cash costs is intended to provide additional information only and does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate these measures differently. See page 52 of the Company’s MD&A for the year ended December 31, 2011, posted on the Company’s website www.newgold.com, for further discussion.

(3)	Total Reportable Injuries = fatalities, lost time, restricted duty and medical treatment injuries.

Actual bonus payments were determined by referencing amounts prescribed in the employment contracts of the NEOs, as applicable, and bonus target awards expressed as a percentage of annual salary, benchmarked against the salary survey data and comparator group described above. A summary of the bonus amounts prescribed in employment contracts (where applicable), the resulting target award percentages and the actual bonuses paid for the financial year ended December 31, 2011 for each NEO is set out below.  The Board, on the recommendation of the Compensation Committee, exercised its discretion in awarding a bonus to Mr. Petersen in excess of the calculated formula (which is two times the target award) under the bonus plan due to his contribution to the acquisition of Richfield Ventures Corp.

Name and position	Annual salary (at December 31, 2011) ($)	Minimum amount specified in employment contract (where applicable)	Target award as % of annual salary(1)	Bonus amount paid ($)(2)	Bonus amount as % of annual salary (at December 31, 2011)
Randall Oliphant Executive Chairman	657,605	A minimum bonus of one-third of annual salary	125%	1,112,870	169%
Robert Gallagher President and Chief Executive Officer	657,605	A minimum bonus of one-third of annual salary	125%	607,020	92%
Brian Penny Executive Vice President and Chief Financial Officer	389,505	n/a	100%	404,680	104%
Hannes Portmann, Vice President, Corporate Development	242,808	n/a	80%	404,680	167%
Mark Petersen, Vice President, Exploration	223,688	n/a	80%	500,000	224%

(1)	New Gold reviewed the target award as a percentage of annual salary against the practices of its peer companies and has increased the 2011 targets for each NEO as listed in the table above.

(2)
Bonuses for Messrs. Oliphant, Penny, Portmann and Petersen are higher for 2011 compared to 2010 to recognize their contributions to the acquisitions of Richfield Ventures Corp., Silver Quest Resources Ltd. and Geo Minerals Ltd.

Other Compensation – Perquisites

During the financial year ended December 31, 2011, none of the NEOs received any perquisites which in the aggregate were greater than $50,000 or 10% of the respective NEO’s salary.

Stock Options

In March 2011, New Gold adopted the New Gold Inc. Stock Option Plan 2011 (“2011 Plan”).  The general purpose of the 2011 Plan is to advance the interests of New Gold by providing Eligible Persons with incentives to maximize shareholder value and to attract and reward long term commitments to New Gold by Eligible Persons.  Options granted under the 2011 Plan expire not later than the fifth anniversary of the date the options were granted and vesting provisions for issued options are determined at the discretion of the Board.  New Gold has a practice of not having options vest earlier than 12 months from the grant date. See “Securities Authorized for Issuance under Equity Compensation Plans”.

Management of New Gold makes recommendations for stock option awards to the Compensation Committee.  The Compensation Committee considers external benchmarking data as well as individual performance of the NEO, individual option holdings, whether they are in-the-money or not, and the total number of stock options outstanding in making decisions or recommendations for option grants to the Board. The Board has delegated authority to the Compensation Committee to grant individual stock option awards up to 50,000 options to non-executive officers and other employees.  Option awards in excess of 50,000 options or to executive officers require approval by the Board.

New Gold has a policy that provides for annual grants to be made at, or shortly after, a meeting of the Compensation Committee in the first quarter of each year.  Expected value is calculated using a Black-Scholes valuation methodology consistent with the methodology for valuing stock options for New Gold’s stock-based compensation expense in its financial statements.  Expected value as a percentage of annual salary varies depending on an individual’s level within the organization and is determined based on benchmarking against a comparator group of companies as listed under the heading “Benchmarking”.

The Board approved, on the recommendation of the Compensation Committee, the grant of the following stock options on February 10, 2012 to the NEOs in recognition of their performance in 2011 and as part of their 2011 compensation.

Name	Position	Number of Options(1)	Value of Option Award($) (2)
Randall Oliphant	Executive Chairman	500,000	2,955,264
Robert Gallagher	President and Chief Executive Officer	350,000	2,068,685
Brian Penny	Executive Vice President and Chief Financial Officer	200,000	1,182,106
Hannes Portmann	Vice President, Corporate Development	100,000	591,053
Mark Petersen	Vice President, Exploration	100,000	591,053

(1)
All of these stock options were granted on February 10, 2012 and vest in three equal instalments beginning on the first anniversary of the date of grant.  The exercise price for these stock options is C$11.87.  The options expire on February 10, 2017.

(2)
The value of the option awards is calculated using the Black-Scholes option valuation methodology converted at an exchange rate of C$1.00 = US$0.9984, being the noon rate quoted by the Bank of Canada on February 10, 2012, the date on which the options were granted.

Long-Term Incentive Plan

In 2009, New Gold introduced a share unit plan (“Long-Term Incentive Plan” or “LTIP”) that provides for phantom share unit awards (“Share Units”) that may be granted by the Board to employees, officers, directors and certain eligible contractors of the Company and its affiliates (“LTIP Participants”) as a bonus in consideration of past services to the Company or its affiliates.  The Long-Term Incentive Plan provides that the Share Units will vest on the entitlement date or dates, which shall not be later than December 31 of the year that is three years after the year that the performance relates to (“Entitlement Date”), as determined by the Board in its sole discretion. On an Entitlement Date, the Company will make a payment to the relevant LTIP Participant in cash equal to the five-day volume weighted average price of the Company’s common shares on the Toronto Stock Exchange (“TSX”) multiplied by the number of Share Units held.

Share Units may be granted subject to performance conditions to be achieved by the Company, the LTIP Participant or a class of LTIP Participants, before the Entitlement Date for such Share Units, to entitle the LTIP Participant to receive the cash payment for such Share Unit.  A LTIP Participant will have no right or entitlement whatsoever to receive any cash payment until the Entitlement Date and as a holder of Share Units will not have any rights as a shareholder of the Company.

A LTIP Participant’s Entitlement Date may be accelerated on the death or permanent disability of the LTIP Participant.  In the event that a LTIP Participant is terminated with or without cause, any Share Units previously credited to the LTIP Participant’s account that have not been paid out shall become void and the LTIP Participant shall have no entitlement to payment under the Long-Term Incentive Plan.  In certain circumstances, on a change of control of the Company, the Share Units will vest immediately and the Entitlement Date will occur.

The Board has delegated authority to the Compensation Committee to grant individual Share Unit awards up to 25,000 Share Units to non-executive officers and other employees.  Share Unit awards in excess of 25,000 Share Units or to executive officers require approval of the Board.  The Board has also delegated authority to management to grant individual Share Unit awards up to 15,000 Share Units to employees who are not officers.

Share Units were granted to Mr. Oliphant and Mr. Gallagher in 2011 in recognition of performance in 2010. There were no Share Units granted to NEOs for their performance in 2011.  The Board considers that options are a more appropriate form of compensation for NEOs as their value is only realized if the Company’s stock price appreciates over time.  In contrast, Share Units are paid out based on the value of the Company’s shares on a fixed date, regardless of whether the Company’s share price has appreciated or not.

Share Ownership Policy for Directors and NEOs

Refer to page 34 of this Circular for information about the Company’s share ownership policy and compliance by the Company’s Directors, the Executive Chairman and the President and Chief Executive Officer in 2011.  New Gold’s other NEOs are not required to comply with any minimum share ownership policy.

Retirement benefits

New Gold sponsors a voluntary Group RRSP program for Canadian corporate employees.   Participating employees may contribute between 1% and 9% of their annual base salary to the RRSP program.  New Gold then matches the employee contributions up to a maximum amount based on the annual limitation set each year by the Canada Revenue Agency.  In 2011, the limitation on the Company’s matching contributions was C$11,225 per participating employee. For U.S. corporate employees, New Gold provides a 401(k) plan through one of its subsidiaries, Metallica Management Inc. (“MMI”).  MMI contributes an amount equal to 50% of an employee’s contribution to their 401(k) plan, subject to a maximum contribution of 10% of their eligible earnings and any annual IRS contribution maximums.

Other than matching contributions to the retirement programs described above (which amounts are disclosed under “All other compensation” in the Summary Compensation Table), New Gold does not provide retirement benefits for NEOs.

Fit with Overall Compensation Objectives

New Gold believes that all of the elements of compensation discussed above fit into New Gold’s overall compensation philosophy and objectives.  Specifically, New Gold believes that the base salaries and retirement benefits paid to NEOs in 2011 supported its compensation objective of providing competitive compensation that attracts and retains talented employees while its annual performance-based cash incentives and stock option grants align compensation with shareholders’ interests and pay for performance and results.  These elements also support New Gold’s business strategy and are sufficiently flexible to recognize the needs of New Gold in different business conditions.

Risks Associated with Company’s Compensation Policies and Practices

The Compensation Committee considers the implications and risks of the Company’s compensation policies and practices as a factor in assisting the Board in approving and monitoring guidelines and practices regarding the compensation and benefits of officers, as well as administering the Company’s equity-based compensation plans.  In particular, the committee considers the impact on NEOs and other senior executives to ensure that they do not take undue risks.

The Compensation Committee has not identified any risks in the Company’s existing compensation policies and practices that it believes would be reasonably likely to have a material adverse effect on the Company.

The Company does not have a formal policy prohibiting a NEO or director from purchasing financial instruments that are designed to hedge or offset a decrease in market value of equity securities granted as compensation and held, directly or indirectly, by the NEO or director.  However, there is an understanding that the Company’s NEOs and directors will not purchase such financial instruments, and no NEO or director has purchased any such financial instruments as at the date of this Circular.

Performance Graph

The following graph compares the cumulative total shareholder return for C$100 invested in Common Shares from December 31, 2006 to December 31, 2011 against the cumulative total shareholder return of the S&P/TSX Composite Index and the S&P/TSX Global Gold Index for the same period, assuming the reinvestment of all dividends.

Cumulative Value of C$100 Investment from December 31, 2006 to December 31, 2011

(in C$)	2006	2007	2008	2009	2010	2011
New Gold Inc.	100.00	58.76	20.39	43.78	111.52	118.43
% Change (year on year)		(41.24)	(65.30)	114.71	154.73	6.20
S&P/TSX Composite Index	100.00	109.77	74.23	99.72	116.94	106.92
% Change (year on year)		9.77	(32.38)	34.34	17.27	(8.57)
S&P/TSX Global Gold Index	100.00	95.90	97.30	104.68	132.51	114.58
% Change (year on year)		(4.10)	1.46	7.58	26.59	(13.53)

The current management team at New Gold was brought together as a result of two business combinations in 2008 and 2009 respectively.  Since that time New Gold has endured a significant downturn in the global stock markets, however its share price has rebounded significantly from market lows.

Summary Compensation Table

The following table provides information for the financial years ended December 31, 2011, 2010 and 2009 regarding compensation earned by each of the following NEOs of New Gold:  (a) the Executive Chairman, (b) the President and Chief Executive Officer, (c) the Executive Vice President and Chief Financial Officer, and (d) the other two most highly compensated NEOs.

Other than Mr. Petersen who is paid in United States dollars, compensation is paid to the NEOs in Canadian dollars and, unless stated otherwise, has been converted to United States dollars at an exchange rate of C$1.00 = US$1.0117 for 2011, C$1.00 = US$0.9709 for 2010, and C$1.00 = US$0.876 for 2009, being the average noon rate quoted by the Bank of Canada for each respective year.

For the purposes of this disclosure, New Gold has elected to report the amounts paid to NEOs in United States dollars as this is the currency that the Company uses for its financial statements.  The relevant exchange rates have been applied to 2011, 2010 and 2009 compensation.

Name and principal position	Year	Salary ($)	Share-based awards ($)(6) (8)	Option-based awards ($)(7)(8)	Non-equity incentive plan compensation ($)		All other compensation ($)(10)	Total compensation ($)
					Annual incentive plans(9)	Long-term incentive plans
Randall Oliphant(1) Executive Chairman	2011	657,605	-	2,955,264	1,112,870	-	21,752	4,747,491
	2010	631,085	2,338,942	2,215,364	970,900	-	-	6,156,291
	2009	255,500	-	2,687,676	876,000	-	-	3,819,176
Robert Gallagher(2) President and Chief Executive Officer	2011	657,605	-	2,068,685	607,020	-	11,356	3,344,666
	2010	631,085	1,949,118	1,772,291	776,720	-	10,680	5,139,894
	2009	438,000	-	1,791,784	657,000	-	9,198	2,895,982
Brian Penny(3) Executive Vice President and Chief Financial Officer	2011	389,505	-	1,182,106	404,680	-	11,356	1,987,647
	2010	354,378	-	443,073	354,379	-	10,680	1,162,510
	2009	178,850	-	1,476,930	306,600	-	9,198	1,971,578
Hannes Portmann(4) Vice President, Corporate Development	2011	242,808	-	591,053	404,680	-	11,356	1,249,897
	2010	213,598	-	221,536	174,762	-	10,680	620,576
	2009	106,288	-	419,465	109,500	-	9,198	644,451
Mark Petersen(5) Vice President, Exploration	2011	223,688	-	591,053	500,000	-	8,250	1,322,991
	2010	187,000	-	177,229	91,204	-	8,250	463,683
	2009	185,802	-	419,465	56,577	-	10,500	672,344

(1)
Mr. Oliphant was appointed Executive Chairman of New Gold effective June 1, 2009.  Mr. Oliphant is a director of New Gold but does not receive compensation related to his role as a director.  The salary paid to Mr. Oliphant in 2009 relates to the period June 1, 2009 onwards.

(2)
Mr. Gallagher was appointed President and Chief Executive Officer of New Gold effective June 30, 2008.  Mr. Gallagher is a director of New Gold but does not receive compensation related to his role as a director.

(3)	Mr. Penny was appointed Executive Vice President and Chief Financial Officer of New Gold effective June 1, 2009. The salary paid to Mr. Penny in 2009 relates to the period June 1, 2009 onwards.

(4)
Mr. Portmann was appointed Director, Corporate Development of New Gold effective June 1, 2009 and was subsequently promoted to Vice President, Corporate Development effective January 27, 2010.  The salary paid to Mr. Portmann in 2009 relates to the period June 1, 2009 onwards.

(5)	Mr. Petersen was appointed Vice President, Exploration of New Gold effective June 30, 2008.

(6)
The Share Units are valued by multiplying the number of units granted by C$7.76 being the five-day volume weighted average share price of New Gold on the TSX immediately preceding the date of grant (January 26, 2011) and converted at an exchange rate of C$1.00 = US$1.0047 being the noon rate quoted by the Bank of Canada for January 26, 2011.

(7)
Option-based awards are valued using the Black-Scholes stock option valuation methodology. This is consistent with the accounting values used in the Company’s financial statements. The grants made were valued using the following assumptions:

Grant Date	Exercise Price	Risk Free Rate of Return	Volatility Estimate	Expected Life (Years)	Per Option Value	Exchange Rate (C$1.00 =)
February 10, 2012	C$11.87	1.41%	60%	4.67	C$5.92	$0.9984
January 26, 2011	C$7.67	2.48%	70%	4.67	C$4.41	$1.0047
January 27, 2010	C$4.39	2.81%	70%	7	C$2.98	$0.9384
June 2, 2009	C$3.21	2.61%	60%	7	C$1.94	$0.9236

(8)	Options and Share Units are disclosed as follows:

a.	Options and Share Units granted in recognition of a previous year’s performance in the first quarter of the following year are disclosed in the year to which the performance is being recognized.

b.	Options granted on hire or following a merger are disclosed in the year of grant.

(9)	Payments under annual incentive plans were paid in 2010 for performance during 2009, 2011 for performance in 2010 and 2012 for performance in 2011.

(10)
Included in this column are Company paid matching contributions to a Group RRSP in the amounts of $9,198 in 2009, $10,680 in 2010 and $11,356 in 2011 to each of Messrs. Gallagher and Penny and Portmann respectively. The amount shown for Mr. Oliphant represents Company paid contributions for 2010 and 2011 which were paid in 2011. Matching contributions to a 401(k) in the amounts of $10,500 in 2009, and $8,250 in 2010 and 2011 to Mr. Petersen are also included.

The following table shows the total compensation for the current NEOs, as well as the total compensation as a percentage of earnings from operations and as a percentage of shareholder equity.

	Total Compensation for Named Executive Officers ($)	Total Compensation for Named Executive Officers as a Percentage of Earnings from Mine Operations	Total Compensation for Named Executive Officers as a Percentage of Shareholder Equity
2011	12,652,692	4.0%	0.55%
2010	13,542,954	6.7%	0.89%
Change	(890,262)	(2.6%)	(0.34%)

NEO Cash Compensation

The following table shows the cash compensation received by each NEO during the financial years ended December 31, 2011 and 2010 and the year-over-year change. Refer to the Summary Compensation Table above for total compensation earned by NEOs during financial years ended December 31, 2011, 2010 and 2009.

Name and principal position	Year	Salary ($)	Annual incentive plans (Bonus amount paid) ($)(1)	All other cash compensation ($)(2)	Total Cash Compensation ($)
Randall Oliphant Executive Chairman	2011	657,605	1,112,870	21,752	1,792,227
	2010	631,085	970,900	-	1,601,985
	Change	26,520	141,970	21,752	190,242
Robert Gallagher President and Chief Executive Officer	2011	657,605	607,020	11,356	1,275,981
	2010	631,085	776,720	10,680	1,419,205
	Change	26,520	(169,700)	676	(143,224)
Brian Penny Executive Vice President and Chief Financial Officer	2011	389,505	404,680	11,356	805,541
	2010	354,378	354,379	10,680	719,437
	Change	25,127	50,301	676	86,104
Hannes Portmann Vice President, Corporate Development	2011	242,808	404,680	11,356	658,844
	2010	213,598	174,762	10,680	399,040
	Change	29,210	299,918	676	259,804
Mark Petersen Vice President, Exploration	2011	223,688	500,000	8,250	731,938
	2010	187,000	91,204	8,250	286,454
	Change	36,688	408,796	0	445,484

(1)	Payments under annual incentive plans were paid in 2011 for performance in 2010 and 2012 for performance in 2011.

(2)
Included in this column are Company paid matching contributions to a Group RRSP in the amounts of $9,198 in 2009, $10,680 in 2010 and $11,356 in 2011 to each of Messrs. Gallagher, Penny and Portmann respectively. The amount shown for Mr. Oliphant represents Company paid contributions for 2010 and 2011 which were paid in 2011. Matching contributions to a 401(k) in the amounts of $10,500 in 2009, and $8,250 in 2010 and 2011 to Mr. Petersen are also included.

NEO Equity Compensation

The following table shows the equity compensation received by each NEO during the financial years ended December 31, 2011 and 2010 and the year-over-year change. Refer to the Summary Compensation Table above for total compensation earned by NEOs during financial years ended December 31, 2011, 2010 and 2009.

Name and principal position	Year	Salary ($)	Annual incentive plans (Bonus amount paid) ($)(1)	All other cash compensation ($)(2)	Total Cash Compensation ($)
Randall Oliphant Executive Chairman	2011	657,605	1,112,870	21,752	1,792,227
	2010	631,085	970,900	-	1,601,985
	Change	26,520	141,970	21,752	190,242
Robert Gallagher President and Chief Executive Officer	2011	657,605	607,020	11,356	1,275,981
	2010	631,085	776,720	10,680	1,419,205
	Change	26,520	(169,700)	676	(143,224)
Brian Penny Executive Vice President and Chief Financial Officer	2011	389,505	404,680	11,356	805,541
	2010	354,378	354,379	10,680	719,437
	Change	25,127	50,301	676	86,104
Hannes Portmann Vice President, Corporate Development	2011	242,808	404,680	11,356	658,844
	2010	213,598	174,762	10,680	399,040
	Change	29,210	299,918	676	259,804
Mark Petersen Vice President, Exploration	2011	223,688	500,000	8,250	731,938
	2010	187,000	91,204	8,250	286,454
	Change	36,688	408,796	0	445,484

(1)
The Share Units are valued by multiplying the number of units granted by C$7.76 being the five-day volume weighted average share price of New Gold on the TSX immediately preceding the date of grant (January 26, 2011) and converted at an exchange rate of C$1.00 = US$1.0047 being the noon rate quoted by the Bank of Canada for January 26, 2011.  Share Units were granted to the Executive Chairman and the President and Chief Executive Officer in 2011 in relation to performance in 2010.  The Share Units were granted in recognition of New Gold’s performance in 2010.  There were no Share Units granted to NEOs for their performance in 2011.

(2)
Option-based awards are valued using the Black-Scholes stock option valuation methodology. This is consistent with the accounting values used in the Company’s financial statements. The grants made were valued using the assumptions listed in Note 7 to the Summary Compensation Table above.

(3)	Options and Share Units are disclosed as follows:

a.	Options and Share Units granted in recognition of a previous year’s performance in the first quarter of the following year are disclosed in the year to which the performance is being recognized.

b.	Options granted on hire or following a merger are disclosed in the year of grant.

NEO Share Ownership at December 31, 2011

The following table shows the number of Common Shares and Share Units held by each NEO and the value of those Common Shares as at December 31, 2011 and 2010 and the year-over-year change.

NEO	Year	Number of Common Shares Held	Number of Share Units Held	Amount at Risk (Total Market Value of Common Shares and Share Units) ($)(1)
Randall Oliphant Executive Chairman	2011	4,250,000	200,000	46,281,228
	2010	4,250,000	Nil	39,942,826
	Change	Nil	200,000	6,338,402
Robert Gallagher President and Chief and Executive Officer	2011	150,000	166,667	3,293,424
	2010	150,000	Nil	1,409,747
	Change	Nil	166,667	1,883,677
Brian Penny Executive Vice President and Chief Financial Officer	2011	500,000	Nil	5,200,138
	2010	500,000	Nil	4,699,156
	Change	Nil	Nil	500,982
Hannes Portmann Vice President, Corporate Development	2011	3,800	Nil	39,521
	2010	1,400	Nil	13,158
	Change	2,400	Nil	26,363
Mark Petersen Vice President, Exploration	2011	10,044	Nil	104,460
	2010	10,044	Nil	94,397
	Change	Nil	Nil	10,063

(1)
Calculated using the closing price of the Common Shares on the TSX on December 31, 2011 and 2010 of C$10.28 and C$9.68 respectively, and converted to United States dollars at the respective average Bank of Canada noon exchange rates.

Incentive Plan Awards

The following table provides information regarding the incentive plan awards for each NEO outstanding as at December 31, 2011.  New Gold granted 300,000 Share Units to Mr. Oliphant and 250,000 Share Units to Mr. Gallagher in 2011, for performance in 2010.  There were no Share Units granted to NEOs for their performance in 2011.

Outstanding Option and Share-Based Awards

Name	Grant Date	Number of securities underlying unexercised options (#)	Option exercise price (C$)	Option expiration date	Value of unexercised in-the-money options ($)(1)	Number of unvested Share Units (#)	Market value of unvested share-based awards ($) (2)
Randall Oliphant	June 2, 2009 (5)	1,500,000	3.21	June 2, 2016	10,729,079	-	-
	January 26, 2011 (5) (6)	500,000	7.67	January 26, 2018	1,320,269	200,000	2,080,055
	February 10, 2012 (5) (7)	500,000	11.87	February 10, 2017	n/a	-	-
Robert Gallagher	March 20, 2008 (3)	200,000	6.20	March 20, 2013	825,547	-	-
	July 8, 2008 (3)	60,000	7.84	July 7, 2013	148,113	-	-
	July 8, 2008 (3)	170,000	7.84	July 7, 2013	419,653	-	-
	February 17, 2009 (5)	380,000	2.71	February 17, 2016	2,910,256	-	-
	June 2, 2009 (5)	840,000	3.21	June 2, 2016	6,008,284	-	-
	January, 26, 2011 (5) (6)	400,000	7.67	January 26, 2018	1,056,215	166,667	1,733,383
	February 10, 2012 (5) (7)	350,000	11.87	February 10, 2017	n/a	-	-
Brian Penny	November 27, 2008 (4)	100,000	1.75	November 27, 2013	862,980	-	-
	June 2, 2009 (5)	200,000	3.21	June 2, 2016	1,430,544	-	-
	January 27, 2010 (5)	400,000	4.39	January 27, 2017	2,383,565	-	-
	January 26, 2011(5) (6)	100,000	7.67	January 26, 2018	264,054	-	-
	February 10, 2012 (5) (7)	200,000	11.87	February 10, 2017	n/a	-	-
Hannes Portmann	August 8, 2008 (4)	120,000	2.00	August 8, 2015	1,005,225	-	-
	November 27, 2008 (4)	25,000	1.75	November 26, 2013	215,745	-	-
	January 27, 2010 (5)	150,000	4.39	January 27, 2017	893,837	-	-
	January 26, 2011 (5) (6)	50,000	7.67	January 26, 2018	132,027	-	-
	February 10, 2012 (5) (7)	100,000	11.87	February 10, 2017	n/a	-	-
Mark Petersen	May 24, 2007 (3)	8,280	5.63	May 24, 2012	38,952	-	-
	December 13, 2007 (3)	10,020	5.59	December 13, 2012	47,544	-	-
	July 8, 2008 (3)	68,000	7.84	July 7, 2013	167,861	-	-
	February 17, 2009 (5)	100,000	2.71	February 17, 2016	765,857	-	-
	January 27, 2010 (5)	150,000	4.39	January 27, 2017	893,837	-	-
	January 26, 2011 (5) (6)	40,000	7.67	January 26, 2018	105,621	-	-
	February 10, 2012 (5) (7)	100,000	11.87	February 10, 2017	n/a	-	-

(1)
Calculated using the closing price of the Common Shares on the TSX on December 31, 2011 of C$10.28 and subtracting the exercise price of in-the-money stock options.  The amount is then converted to United States dollars. The value shown in this column does not represent the actual value the individual NEO could receive.  The actual gain, if any, on exercise will depend on the value of the Common Shares on the date of exercise.

(2)
Calculated using the closing price of the Common Shares on the TSX on December 31, 2011 of C$10.28 and converted to United States dollars.  The actual value realized will depend on the price of the Common Shares on the date of vesting.

(3)	Fully vested.

(4)	These options were originally granted by Western Goldfields Inc. and became fully vested as a result of the 2009 Business Combination.

(5)	Option awards vest in three equal instalments beginning on the first anniversary of the date of grant.

(6)	Options granted in January 2011 for performance in 2010.

(7)	Options granted in February 2012 for performance in 2011.

The following table provides information regarding the value vested or earned of incentive plan awards for the financial year ended December 31, 2011.

Value Vested or Earned During the Financial Year Ended December 31, 2011

Name	Option-based awards – Value vested during the year ($) (1)	Non-equity incentive plan compensation – Value earned during the year ($)
Randall Oliphant	3,576,360	Nil
Robert Gallagher	3,979,258	Nil
Brian Penny	1,271,363	Nil
Hannes Portmann	297,946	Nil
Mark Petersen	609,191	Nil

(1)
Calculated using the closing price of the Common Shares on the TSX on December 31, 2011 of C$10.28 and subtracting the exercise price of in-the-money stock options.  The amount is then converted to United States dollars. The value shown in this column does not represent the actual value the individual NEO could receive.  The actual gain, if any, on exercise will depend on the value of the Common Shares on the date of exercise.

Options Exercised During the Financial Year Ended December 31, 2011

No stock options were exercised or sold by any of the NEOs during the year ended December 31, 2011.

Termination and Change of Control Benefits

New Gold has entered into employment agreements with each NEO that contain termination and change of control provisions.

Randall Oliphant (Executive Chairman)

Mr. Oliphant entered into an employment agreement with New Gold effective December 14, 2009, in connection with his appointment as Executive Chairman of New Gold on June 1, 2009.

Termination Without Cause

If Mr. Oliphant’s employment is terminated without cause, New Gold will pay any salary earned to the date of the termination of employment plus the greater of the pro-rated bonus at target or the pro-rated bonus received in the previous year.  In addition, Mr. Oliphant’s employment agreement provides for a severance payment of 36 months’ salary, plus the greater of two times his annual bonus at target or two times the bonus received by him in the previous bonus year.  Any stock options granted before the date of the employment agreement which have not vested at the time of termination will vest immediately and shall remain exercisable until the earlier of (i) the expiry of such option, or (ii) the date which is 12 months from the date of such termination.  Any stock options granted after the date of the employment agreement which are not vested will be cancelled and any stock options that are vested shall remain exercisable until the earlier of (i) the termination of such option, or (ii) such shorter period prescribed by the Board or the policies of the TSX.  In addition, he shall continue to be entitled to participate, at the expense of New Gold, in New Gold’s health and medical plans (or receive a payment in lieu of continued benefits equal to 15% of salary), until the earlier of obtaining alternate coverage under the terms of any new employment or the second anniversary of the termination date.

Termination Following a Change of Control

If there is a Change of Control of New Gold (as defined below) and within 12 months of such Change of Control (i) New Gold gives notice of its intention to terminate his employment for any reason other than just cause, or (ii) a certain event occurs (“Triggering Event” as defined below) and Mr. Oliphant elects to terminate his employment, New Gold will pay any salary earned to the date of the termination of employment plus the greater of the pro-rated bonus at target or the pro-rated bonus received in the previous year.  In addition, Mr. Oliphant will receive a severance payment of 36 months’ salary, plus the greater of two times his annual bonus at target or two times the bonus received by him in the previous bonus year.  Any stock options granted which have not vested at the time of termination will vest immediately and shall remain exercisable until the earlier of (i) the expiry of such option, or (ii) such shorter period prescribed by the Board or the policies of the TSX.  In addition, he shall continue to be entitled to participate, at the expense of New Gold, in New Gold’s health and medical plans (or receive a payment in lieu of continued benefits equal to 15% of salary), until the earlier of obtaining alternate coverage under the terms of any new employment or the second anniversary of the termination date.

Robert Gallagher (President and Chief Executive Officer)

Mr. Gallagher entered into a new employment agreement with New Gold effective December 15, 2009.

Termination Without Cause

If Mr. Gallagher’s employment is terminated without cause, New Gold will pay any salary earned to the date of the termination of employment plus the greater of the pro-rated bonus at target or the pro-rated bonus received in the previous year.  In addition, Mr. Gallagher’s employment agreement provides for a severance payment of 36 months’ salary, plus the greater of two times his annual bonus at target or two times the bonus received by him in the previous bonus year.  Any stock options granted before the date of the employment agreement which have not vested at the time of termination will vest immediately and shall remain exercisable until the earlier of (i) the expiry of such option, or (ii) the date which is 12 months from the date of such termination.  Any stock options granted after the date of the employment agreement which are not vested will be cancelled and any stock options that are vested shall remain exercisable until the earlier of (i) the expiry of such option, or (ii) such shorter period prescribed by the Board or the policies of the TSX.  In addition, he shall continue to be entitled to participate, at the expense of New Gold, in New Gold’s health and medical plans (or receive a payment in lieu of continued benefits equal to 15% of salary), until the earlier of obtaining alternate coverage under the terms of any new employment or the second anniversary of the termination date.

Termination Following a Change of Control

If there is a Change of Control of New Gold and within 12 months of such Change of Control (i) New Gold gives notice of its intention to terminate his employment for any reason other than just cause, or (ii) a Triggering Event occurs and Mr. Gallagher elects to terminate his employment, New Gold will pay any salary earned to the date of the termination of employment plus the greater of the pro-rated bonus at target or the pro-rated bonus received in the previous year.  In addition, Mr. Gallagher will receive a severance payment of 36 months’ salary, plus the greater of two times his annual bonus at target or two times the bonus received by him in the previous bonus year.  Any stock options granted which have not vested at the time of termination will vest immediately and shall remain exercisable until the earlier of (i) the expiry of such option, or (ii) such shorter period prescribed by the Board or the policies of the TSX.  In addition, he shall continue to be entitled to participate, at the expense of New Gold, in New Gold’s health and medical plans (or receive a payment in lieu of continued benefits equal to 15% of salary), until the earlier of obtaining alternate coverage under the terms of any new employment or the second anniversary of the termination date.

Brian Penny (Executive Vice President and Chief Financial Officer)

Mr. Penny entered into an employment agreement with New Gold effective December 4, 2009, in connection with his appointment as Executive Vice President and Chief Financial Officer of New Gold on June 1, 2009.

Termination Without Cause

If Mr. Penny’s employment is terminated without cause, New Gold will pay any salary earned to the date of the termination of employment plus the greater of the pro-rated bonus at target or the pro-rated bonus received in the previous year.  In addition, Mr. Penny’s employment agreement provides for a severance payment of 12 months’ salary, and incentive bonus plus one month’s salary and incentive bonus per year of service to a maximum of 18 months’ salary and incentive bonus.  For this purpose incentive bonus is calculated as the greater of annual bonus at target or the bonus received by him in the previous bonus year.  Any stock options granted before the date of the employment agreement which have not vested at the time of termination will vest immediately and shall remain exercisable until the earlier of (i) the expiry of such option, or (ii) the date which is 12 months from the date of such termination.  Any stock options granted after the date of the employment agreement which are not vested will be cancelled and any stock options that are vested shall remain exercisable until the earlier of (i) the expiry of such option, or (ii) such shorter period prescribed by the Board or the policies of the TSX.  In addition, he shall continue to be entitled to participate, at the expense of New Gold, in New Gold’s health and medical plans (or receive a payment in lieu of continued benefits equal to 15% of salary), until the earlier of obtaining alternate coverage under the terms of any new employment or the period used to determine the severance payment above.

Termination Following a Change of Control

If there is a Change of Control of New Gold and within 12 months of such Change of Control (i) New Gold gives notice of its intention to terminate his employment for any reason other than just cause, or (ii) a Triggering Event occurs and Mr. Penny elects to terminate his employment, New Gold will pay any salary earned to the date of the termination of employment plus the greater of the pro-rated bonus at target or the pro-rated bonus received in the previous year.  In addition, Mr. Penny will receive a severance payment of 24 months’ salary, plus the greater of two times his annual bonus at target or two times the bonus received by him in the previous bonus year.  Any stock options granted which have not vested at the time of termination will vest immediately and shall remain exercisable until the earlier of (i) the expiry of such option, or (ii) the date which is 12 months from the date of such termination.  In addition, he shall continue to be entitled to participate, at the expense of New Gold, in New Gold’s health and medical plans (or receive a payment in lieu of continued benefits equal to 15% of salary), until the earlier of obtaining alternate coverage under the terms of any new employment or the second anniversary of the termination date.

Hannes Portmann (Vice President, Corporate Development)

Mr. Portmann entered into a new employment agreement with New Gold effective December 1, 2009.

Termination Without Cause

If Mr. Portmann’s employment is terminated without cause, New Gold will pay any salary earned to the date of the termination of employment plus the greater of the pro-rated bonus at target or the pro-rated bonus received in the previous year.  In addition, Mr. Portmann’s employment agreement provides for a severance payment of 12 months’ salary, and incentive bonus plus one month’s salary and incentive bonus per year of service to a maximum of 18 months’ salary and incentive bonus.  For this purpose incentive bonus is calculated as the greater of annual bonus at target or the bonus received by him in the previous bonus year.  Any stock options that are not vested will be cancelled and any stock options that are vested at the time of termination shall remain exercisable until the earlier of (i) the expiry of such options, or (ii) the date which is 6 months from the date of such termination.  In addition, he shall continue to be entitled to participate, at the expense of New Gold, in New Gold’s health and medical plans (or receive a payment in lieu of continued benefits equal to 15% of salary), until the earlier of obtaining alternate coverage under the terms of any new employment or the period used to determine the severance payment above.

Termination Following a Change of Control

If there is a Change of Control of New Gold and within 12 months of such Change of Control (i) New Gold gives notice of its intention to terminate his employment for any reason other than just cause, or (ii) a Triggering Event occurs and Mr. Portmann elects to terminate his employment, New Gold will pay any salary earned to the date of the termination of employment plus the greater of the pro-rated bonus at target or the pro-rated bonus received in the previous year.  In addition, Mr. Portmann will receive a severance payment of 24 months’ salary, plus the greater of two times his annual bonus at target or two times the bonus received by him in the previous bonus year.  Any stock options granted which have not vested at the time of termination will vest immediately and shall remain exercisable until the earlier of (i) the expiry of such option, or (ii) the date which is 12 months from the date of such termination.  In addition, he shall continue to be entitled to participate, at the expense of New Gold, in New Gold’s health and medical plans (or receive a payment in lieu of continued benefits equal to 15% of salary), until the earlier of obtaining alternate coverage under the terms of any new employment or the second anniversary of the termination date.

Mark Petersen (Vice President, Exploration)

Mr. Petersen entered into a new employment agreement with New Gold effective April 20, 2011.

Termination Without Cause

If Mr. Petersen’s employment is terminated without cause, New Gold will pay any salary earned to the date of the termination of employment plus the greater of the pro-rated bonus at target or the pro-rated bonus received in the previous year.  In addition, Mr. Petersen’s employment agreement provides for a severance payment of 12 months’ salary, and incentive bonus plus one month’s salary and incentive bonus per year of service to a maximum of 18 months’ salary and incentive bonus.  For this purpose incentive bonus is calculated as the greater of annual bonus at target or the bonus received by him in the previous bonus year.  Any stock options granted before January 26, 2010 which have not vested at the time of termination will vest immediately and shall remain exercisable until the earlier of (i) the expiry of such option, or (ii) the date which is 12 months from the date of such termination.  Any stock options granted after January 26, 2010 which are not vested will be cancelled and any stock options that are vested shall remain exercisable until the earlier of (i) the expiry of such option, or (ii) such shorter period prescribed by the Board or the policies of the TSX.  In addition, he shall continue to be entitled to participate, at the expense of New Gold, in New Gold’s health and medical plans, until the earlier of obtaining alternate coverage under the terms of any new employment or the period used to determine the severance payment above.

Termination Following a Change of Control

If there is a Change of Control of New Gold and within 12 months of such Change of Control (i) New Gold gives notice of its intention to terminate his employment for any reason other than just cause, or (ii) a Triggering Event occurs and Mr. Petersen elects to terminate his employment, New Gold will pay any salary earned to the date of the termination of employment plus the greater of the pro-rated bonus at target or the pro-rated bonus received in the previous year.  In addition, Mr. Petersen will receive a severance payment of 24 months’ salary, plus the greater of two times his annual bonus at target or two times the bonus received by him in the previous bonus year.  Any stock options granted which have not vested at the time of termination will vest immediately and shall remain exercisable until the earlier of (i) the expiry of such option, or (ii) the date which is 12 months from the date of such termination.  In addition, he shall continue to be entitled to participate, at the expense of New Gold, in New Gold’s health and medical plans, until the earlier of obtaining alternate coverage under the terms of any new employment or the second anniversary of the termination date.

“Change of Control”

A “Change of Control” is generally defined in each NEO’s employment agreement as (a) New Gold is not the surviving entity in a merger, amalgamation or other reorganization (or survives only as a subsidiary of an entity other than a previously wholly-owned subsidiary of New Gold); (b) New Gold sells, leases or exchanges greater than 50% of its assets to any other person or entity (other than an affiliate of New Gold); (c) a resolution is adopted to wind-up, dissolve or liquidate New Gold; (d) an acquirer acquires 40% or more voting securities; (e) as a result of or in connection with: (i) the contested election of directors or (ii) a transaction referred to in (a) above, the nominees named in the most recent management information circular of New Gold for election to the board of directors of New Gold shall not constitute a majority of the board of directors; or (f) the board of directors adopts a resolution to the effect that a Change of Control as defined in the employment agreements has occurred or is imminent.

“Triggering Event”

A “Triggering Event” includes (a) a material adverse change in any of the officer’s duties, powers, rights, discretion, prestige, salary, benefits, perquisites, as they exist, and with respect to financial entitlements, the conditions under and manner in which they were payable, immediately before a Change of Control; (b) a diminution of title as it exists immediately before a Change of Control; (c) a change in the person or body to whom the officer reports, except if such person or body is of equivalent rank or stature or such change is as a result of the resignation or removal of such person or the persons comprising such body, providing this shall not include a change resulting from a promotion in the normal course of business; (d) a change in the location at which the officer is regularly required to carry out the terms of his employment, which is of a distance greater than 50 kilometres from the city of his normal work location; or (e) a significant increase in the amount of travel the officer is required to conduct on behalf of New Gold.

Estimated Incremental Payment on Termination following a Change of Control or Termination Without Cause

The following tables detail the estimated incremental payments from New Gold to each of the NEOs on a Change of Control (with termination of employment) or on termination without cause, assuming a termination of employment occurred on December 31, 2011.

Termination of Employment Following Change of Control

Name	Base Salary Value ($)	Bonus Value ($)	Benefits Value ($)	Value of Unvested Options & Share Units Vested ($)(1)	Total Estimated Incremental Payment ($)(2)
Randall Oliphant	1,972,815	2,225,740	197,282	6,976,683	11,372,520
Bob Gallagher	1,972,815	1,214,040	197,282	6,628,963	10,013,100
Brian Penny	779,009	809,360	116,851	2,329,949	4,035,169
Hannes Portmann	485,616	809,360	72,842	727,918	2,095,736
Mark Petersen	479,266	1,000,000	53,917	956,796	2,489,979
Total:	5,689,521	6,058,500	638,174	17,620,309	30,006,504

(1)
Calculated using the closing price of the Common Shares on the TSX as at December 31, 2011 and subtracting the exercise price of unvested in-the-money options that would have vested on termination of employment.  Options granted in 2012 are not included in this value.

(2)	These amounts do not include any salary payable or pro-rata bonus payable to the date of termination of employment.

Termination of Employment Without Cause

Name	Base Salary Value ($)	Bonus Value ($)	Benefits Value ($)	Value of Unvested Options Vested ($)(1)	Total Estimated Incremental Payment ($)(2)
Randall Oliphant	1,972,815	2,225,740	197,282	3,576,360	7,972,197
Bob Gallagher	1,972,815	1,214,040	197,282	3,839,365	7,223,502
Brian Penny	551,798	573,297	82,770	476,850	1,684,715
Hannes Portmann	303,510	505,850	45,527	-	854,887
Mark Petersen	359,450	750,000	53,917	255,283	1,418,650
Total:	5,160,388	5,268,927	576,778	8,147,858	19,153,951

(1)
Calculated using the closing price of the Common Shares on the TSX as at December 31, 2011 and subtracting the exercise price of unvested in-the-money options that would have vested on termination of employment.  Options granted in 2012 are not included in this value.

(2)	These amounts do not include any salary payable or pro-rata bonus payable to the date of termination of employment.

Director Compensation

New Gold pays an annual retainer of C$50,000 to each non-executive director and C$15,000 to the Chairman of the Audit Committee.  The annual retainer may be taken all in cash or deferred share units (“DSU”), or in part of each, at a director’s election.  New Gold does not pay per-meeting fees.

All reasonable expenses incurred by a director in attending meetings of the Board, committee meetings or shareholder meetings, together with all expenses properly and reasonably incurred by any director in the conduct of New Gold’s business or in the discharge of his duties as a director are paid by New Gold.

New Gold has a policy that stock option grants to non-executive directors shall not exceed 1% of the outstanding issued Common Shares; provided further that the maximum value of stock options which may be granted to each non-executive director shall not exceed C$100,000 in any fiscal year.  Of the stock options granted to non-executive directors, 1,243,240 stock options remained outstanding as at December 31, 2011, which equates to 0.3% of the issued and outstanding Common Shares.

During the financial year ended December 31, 2011, an aggregate of $101,170 was paid in cash to the non-executive directors, and New Gold granted an aggregate of 112,200 stock options and 22,073 DSU to the non-executive directors.

Director Compensation Table

The following table provides information regarding compensation paid to New Gold’s non-executive directors during the financial year ended December 31, 2011.

Name	Annual Retainer – Cash ($)	Annual Retainer – Share-Based Awards($) (1)	Option-based awards ($) (2)	All other compensation ($)	Total ($)
James Estey		66,376	101,722	-	168,098
Vahan Kololian		51,050	101,722	-	152,772
Martyn Konig		51,050	101,722	-	152,772
Pierre Lassonde	50,585	-	101,722	-	152,307
Craig Nelsen		51,050	101,722	-	152,772
Raymond Threlkeld	50,585	-	101,722	-	152,307
Ian Telfer(3)		40,275	-	-	40,275
	101,170	259,801	610,332	-	971,303

(1)	Annual Retainer taken in DSU instead of cash.

(2)	Valued using the Black-Scholes stock option valuation methodology, which value is shown in this column. The key assumptions made in valuing the awards are as follows:

Grant Date	Exercise Price	Risk Free Rate of Return	Volatility Estimate	Expected Life (Years)	Per Option Value	Exchange Rate (C$1.00 =)
June 8, 2011	C$9.59	2.13%	70%	4.67	C$5.32	$1.0225

(3)
Mr. Telfer did not stand for re-election as a member of the Board at the Company’s Annual General and Special Meeting held on May 4, 2011, and this amount represents the payout of his DSU on ceasing to be a director of the Company.

The following table breaks down the non-executive directors’ compensation for the financial year ended December 31, 2011.

Name	Board Annual Retainer ($)(1)	Committee Chair Retainer ($)(1)	Committee Member Retainer ($)	Aggregate Board Attendance Fee ($)	Aggregate Committee Attendance Fee ($)	Total Fees ($)
James Estey	50,585	15,176	-	-	-	65,761
Vahan Kololian	50,585	-	-	-	-	50,585
Martyn Konig	50,585	-	-	-	-	50,585
Pierre Lassonde	50,585	-	-	-	-	50,585
Craig Nelsen	50,585	-	-	-	-	50,585
Raymond Threlkeld	50,585	-	-	-	-	50,585
Ian Telfer(2)	40,275					40,275
TOTALS	343,785	15,176	-	-	-	358,961

(1)
The amounts shown in these columns are retainers paid after the 2011 Annual General and Special Meeting of shareholders.  Non-executive directors may elect to take their Annual Retainer in DSU instead of cash.  See the “Director Compensation Table” above for more information.

(2)
Mr. Telfer did not stand for re-election as a member of the Board at the Company’s Annual General and Special Meeting held on May 4, 2011, and this amount represents the payout of his DSU on ceasing to be a director of the Company.

Director Ownership at December 31, 2011

The following table shows the number of Common Shares and DSU held by each non-executive director and the value of such Common Shares and DSU as at December 31, 2011 and 2010 and the year-over-year change.

Name	Year	Number of Common Shares Held	Number of DSU Held	Amount at Risk (Total Market Value of Common Shares and DSU) ($)(1)
James Estey	2011	209,000	16,659	2,346,916
	2010	200,000	9,985	1,973,505
	Change	9,000	6,674	373,411
Vahan Kololian	2011	1,125,001	5,133	11,753,706
	2010	1,225,001	Nil	11,512,942
	Change	(100,000)	5,133	240,764
Martyn Konig	2011	150,000	12,813	1,693,300
	2010	150,000	7,680	1,481,926
	Change	Nil	5,133	211,374
Pierre Lassonde	2011	6,180,000	Nil	64,273,706
	2010	6,180,000	Nil	58,081,568
	Change	Nil	Nil	6,192,138
Craig Nelsen	2011	770,224	12,813	8,143,801
	2010	752,250	7,680	7,142,059
	Change	17,974	5,133	1,001,742

Name	Year	Number of Common Shares Held	Number of DSU Held	Amount at Risk (Total Market Value of Common Shares and DSU) ($)(1)
Raymond Threlkeld	2011	228,680	Nil	2,378,335
	2010	294,480	Nil	2,767,615
	Change	(65,800)	Nil	(389,280)

(1)
Calculated using the closing price of the Common Shares on the TSX on December 31, 2011 and 2010 of C$10.28 and C$9.68 respectively, and converted to United States dollars at the average noon exchange rate for 2011 of C$1.00 = US$1.0117 and for 2010 of C$1.00 = US$0.9709.

Share Ownership Policy for Directors and NEOs

In March 2011, the Board introduced a share ownership policy for the Company’s directors as well as the Executive Chairman and the President and Chief Executive Officer.

The policy requires each director, with the exception of the Executive Chairman and the President and Chief Executive Officer, own Common Shares or DSU equivalent in value to at least three times the annual retainer paid to directors, including the value of grants of Common Shares or DSU.

The Executive Chairman and the President and Chief Executive Officer must own Common Shares and Share Units (not including stock options) equivalent in value to at least three times the Executive Chairman and the President and Chief Executive Officer’s respective base salaries.

At the date of this Circular each director, the Executive Chairman and the President and Chief Executive Officer comply with the relevant requirements of the Share Ownership Policy. New Gold’s other NEOs are not required to comply with any minimum share ownership policy.

Name	Annual Retainer Paid and/or Base Salary ($)	Minimum value of common shares and Share Units/or DSU required to be held ($)	Value of common shares and Share Units/or DSU held ($) (1)	Compliance with Policy
James Estey	65,761	197,283	2,346,916	Achieved
Vahan Kololian	50,585	151,755	11,753,706	Achieved
Martyn Konig	50,585	151,755	1,693,300	Achieved
Pierre Lassonde	50,585	151,755	64,273,706	Achieved
Craig Nelsen	50,585	151,755	8,143,801	Achieved
Raymond Threlkeld	50,585	151,755	2,378,335	Achieved
Randall Oliphant	657,605	1,972,815	46,281,228	Achieved
Robert Gallagher	657,605	1,972,815	3,293,424	Achieved

(1)	Calculated using the closing price of the Common Shares on the TSX on December 31, 2011 of C$10.28 and converted to United States dollars.

Incentive Plan Awards

The following table provides information regarding the incentive plan awards for each non-executive director outstanding as at December 31, 2011.

Outstanding Share-Based Awards and Option-Based Awards

Name	Grant Date	Number of securities underlying unexercised options (#)	Option exercise price (C$)	Option expiration date	Value of unexercised in-the-money options ($)(1)	Number of unvested shares or DSU(#)	Market value of unvested DSU ($)(2)
James Estey	July 8, 2008	34,450	7.84	July 8, 2013	85,041	-	-
	June 2, 2009	68,000	3.21	June 2, 2014	486,385	-	-
	May 11, 2010	28,000	5.93	May 11, 2015	123,225	-	-
	June 30, 2010	-	-	-	-	9,985	103,847
	June 2, 2011	-	-	-	-	6,674	69,411
	June 8, 2011	18,700	9.59	June 8, 2016	13,054	-	-
	Total	149,150			707,705	16,659	173,258
Vahan Kololian	June 2, 2009	68,000	3.21	June 2, 2014	486,385	-	-
	May 11, 2010	28,000	5.93	May 11, 2015	123,225	-	-
	June 2, 2011	-	-	-	-	5,133	53,385
	June 8, 2011	18,700	9.59	June 8, 2016	13,054	-	-
	Total	114,700			622,664	5,133	53,385
Martyn Konig	June 2, 2009	68,000	3.21	June 2, 2014	486,385	-	-
	May 11, 2010	28,000	5.93	May 11, 2015	123,225	-	-
	June 30, 2010	-	-	-	-	7,680	79,874
	June 2, 2011	-	-	-	-	5,133	53,385
	June 8, 2011	18,700	9.59	June 8, 2016	13,054	-	-
	Total	114,700			622,664	12,813	133,259
Pierre Lassonde	April 3, 2007	300,000	9.30	April 3, 2012	297,440	-	-
	July 8, 2008	34,450	7.84	July 8, 2013	85,041	-	-
	June 2, 2009	68,000	3.21	June 2, 2014	486,385	-	-
	May 11, 2010	28,000	5.93	May 11, 2015	123,225	-	-
	June 8, 2011	18,700	9.59	June 8, 2016	13,054	-	-
	Total	449,150			1,005,145	-	-
Craig Nelsen	May 24, 2007	21,240	5.63	May 24, 2012	99,922	-	-
	July 8, 2008	34,450	7.84	July 8, 2013	85,041	-	-
	June 2, 2009	68,000	3.21	June 2, 2014	486,385	-	-
	May 11, 2010	28,000	5.93	May 11, 2015	123,225	-	-
	June 30, 2010	-	-	-	-	7,680	79,874
	June 2, 2011	-	-	-	-	5,133	53,385
	June 8, 2011	18,700	9.59	June 8, 2016	13,054	-	-
	Total	170,390			807,627	12,813	133,259

Name	Grant Date	Number of securities underlying unexercised options (#)	Option exercise price (C$)	Option expiration date	Value of unexercised in-the-money options ($)(1)	Number of unvested shares or DSU(#)	Market value of unvested DSU ($)(2)
Ian Telfer (3)	July 8, 2008	34,450	7.84	July 8, 2013	85,041	-	-
	June 2, 2009	68,000	3.21	June 2, 2014	486,385	-	-
	May 11, 2010	28,000	5.93	May 11, 2015	123,225	-	-
	Total	130,450			694,651	-	-
Raymond Threlkeld	June 2, 2009	68,000	3.21	June 2, 2014	486,385	-	-
	May 11, 2010	28,000	5.93	May 11, 2015	123,225	-	-
	June 8, 2011	18,700	9.59	June 8, 2016	13,054	-	-
	Total	114,700			622,664	-	-
	Total	1,243,240			5,083,121	47,418	493,161

(1)
Calculated using the closing price of the Common Shares on the TSX on December 31, 2011 of C$10.28 and subtracting the exercise price of in-the-money stock options, and converted to United States dollars.  The value shown in this column does not represent the actual value the individual director could receive.  The actual gain, if any, on exercise will depend on the value of the Common Shares on the date of exercise.

(2)
Calculated using the closing price of the Common Shares on the TSX on December 31, 2011 of C$10.28, and converted to United States dollars.  The actual value realized will depend on the price of the Common Shares on the date of vesting.

(3)	Mr. Telfer ceased to be a director of New Gold effective May 4, 2011, when he did not stand for re-election at the Company’s Annual General and Special Meeting.

The following table provides information regarding the value vested or earned of incentive plan awards for each non-executive director holding that position as at December 31, 2011.

Value Vested During the Financial Year Ended December 31, 2011

Name	Option-based awards – value vested during the year ($)(1)
James Estey	203,201
Vahan Kololian	203,201
Martyn Konig	203,201
Pierre Lassonde	203,201
Craig Nelsen	203,201
Raymond Threlkeld	203,201

(1)
Calculated using the closing price of the Common Shares on the TSX on December 31, 2011 of C$10.28 and subtracting the exercise price of in-the-money stock options.  The amount is then converted to United States dollars. The value shown in this column does not represent the actual value the individual director could receive.  The actual gain, if any, on exercise will depend on the value of the Common Shares on the date of exercise.

Options Exercised during the Financial Year Ended December 31, 2011

The following table provides details regarding stock options exercised and sold by each director during the year ended December 31, 2011.

Option Exercises During the Financial Year Ended December 31, 2011

Name	Number of options exercised and sold	Option exercise price	Value realized ($) (1)
James Estey	Nil	Nil	Nil
Vahan Kololian	Nil	Nil	Nil
Martyn Konig	Nil	Nil	Nil
Pierre Lassonde	Nil	Nil	Nil
Craig Nelsen	45,000	$3.38	259,829 (2)
Ian Telfer	Nil	Nil	Nil
Raymond Threlkeld	Nil	Nil	Nil

(1)	Calculated using the fair market value of the Common Shares acquired on exercise of the respective stock options and subtracting the respective exercise prices, and converted to United States dollars.

(2)
Mr. Nelsen exercised these options and sold sufficient shares to cover the cost of the transaction.  Mr. Nelsen continues to hold 17,974 shares from this transaction. The value realized is the total value of the options exercised.

Deferred Share Unit Plan

On May 6, 2010, the Company established a director deferred share unit plan (“DSU Plan”) for the purpose of strengthening the alignment of interests between eligible directors of the Company and designated affiliates (for the purposes of this section “Directors”) and shareholders by linking a portion of annual director compensation to the future value of New Gold’s Common Shares. In addition, the DSU Plan was adopted for the purpose of advancing the interests of the Company through the motivation, attraction and retention of Directors, it being generally recognized that deferred share unit plans aid in attracting, retaining and encouraging director commitment and performance due to the opportunity offered to them to receive compensation in line with the value of the Common Shares.

The DSU Plan is administered by the Compensation Committee. DSU are bookkeeping entries and are subject to adjustment for dividends and normal anti-dilution events including the subdivision, consolidation or reclassification of the outstanding shares. DSU are not assignable or transferable.  Under the DSU Plan, Directors may elect (on an annual basis) to receive a percentage of their compensation in DSU. The number of DSU granted to a Director is determined by dividing the amount of compensation elected to be taken as DSU by the closing price for a share on the TSX on the business day immediately preceding the date of grant.

A Director is only entitled to payment in respect of the DSU granted to him or her when the director ceases to be a director of the Company or an affiliate for any reason. On termination, the Company shall redeem each DSU held by the Director for a payment in cash, being the product of: (i) the number of DSU held by the Director on ceasing to be a director and (ii) the greater of either: (a) the weighted average trading price; or (b) the average of daily high and low board lot trading prices of the Common Shares, on the TSX for the five consecutive trading days immediately prior to the date of termination. Payment will be made to the Director on such date as the Company determines not later than 60 days after the date of the director ceasing to be a Director.

Under the DSU Plan, the Compensation Committee may from time to time, in its absolute discretion, amend, modify and change the provisions of the DSU Plan, provided that any amendment, modification or change to the provisions of the DSU Plan which would (a) materially increase the benefits under the DSU Plan, (b) materially modify the requirements as to eligibility for participation in the DSU Plan, and (c) terminate the DSU Plan, shall only be effective on such amendment, modification or change being approved by the Board and, if required, by the TSX and any other regulatory authorities having jurisdiction over the Company.

During the year ended December 31, 2011, an aggregate of 22,073 DSU were issued to Directors.  Other than Ian Telfer who redeemed 3,840 DSU after he did not stand for re-election at the Company’s 2011 Annual General and Special Meeting, no DSU were redeemed under the DSU Plan during 2011. As at March 28, 2012 there are an aggregate of 47,418 DSU outstanding under the DSU Plan.

Loans to Directors

The Company does not make personal loans or extensions of credit to its directors or NEOs.  There are no loans outstanding from the Company to any of its directors or NEOs.

Retirement Policy for Directors

New Gold does not have a retirement policy for its directors.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table provides details of compensation plans under which equity securities of New Gold are authorized for issuance as at the financial year ended December 31, 2011.

Equity Compensation Plan Information

Plan Category	Number of securities to be issued on exercise of outstanding options (1)	Weighted-average price of outstanding options ($)	Number of securities remaining available for future issuance under equity compensation plans (2)
Equity compensation plans approved by shareholders	10,280,284	4.83	12,787,612
Equity compensation plans not approved by shareholders	n/a	n/a	n/a

(1)	Represents the number of Common Shares reserved for issuance on exercise of outstanding stock options.

(2)
Based on the maximum number of Common Shares reserved for issuance on exercise of stock options under New Gold’s 2011 Plan of 23,067,896, representing 5% of the number of Common Shares issued and outstanding as at December 31, 2011.

The table below shows the percentage of options granted in 2011:

Maximum initial share reserve at December 31, 2011	23,067,896
Total issued and outstanding shares at December 31, 2011	461,357,915
Total shares that may be issued under outstanding options/total shares issued and outstanding	2.23%
Number of options granted in 2011 (1,815,200), expressed as a percentage of the Common Shares that were issued and outstanding as at December 31, 2011	0.39%

Stock Option Plans

In addition to the 2011 Plan, New Gold has four historical stock option plans:  the 2005 Plan; the Metallica Plan; the Peak Plan; and the Western Goldfields Plan.

2011 Plan

The 2011 Plan was adopted by the Board on March 3, 2011 and was approved by shareholders on May 4, 2011. In accordance with the rules of the TSX, the Plan requires the approval of shareholders every three years.

As at March 28, 2012, a total of 9,803,598 options remain outstanding under the 2011 Plan.  The following is a summary of the principal terms of the 2011 Plan.  For the purposes of this summary, all capitalized terms have the meanings given in the 2011 Plan.  A copy of the 2011 Plan is available under New Gold’s profile on SEDAR at www.sedar.com.

Purpose

The purpose of the 2011 Plan is to advance the interests of New Gold by:

(i)	providing eligible persons, being directors, employees, officers or Eligible Contractors (collectively, the “Eligible Persons”), with additional incentives through equity ownership;

(ii)	increasing the proprietary interest of Eligible Persons in the success of New Gold;

(iii)	encouraging Eligible Persons to remain with New Gold or its affiliates; and

(iv)	attracting new directors, employees, officers and service providers.

Eligible Participants

Options may be granted Eligible Persons of New Gold (or its affiliates). Subject to the provisions of the 2011 Plan, the Board shall have the authority to determine the terms, limitations, restrictions and conditions, applicable to the vesting or to the exercise of an Option, including, without limitation, the nature and duration of the restrictions, if any, to be imposed on the sale or other disposition of Shares acquired on exercise of the Option. An Eligible Person may receive Options on more than one occasion under the 2011 Plan and may receive separate Options on any one occasion.

Vesting

The Board will establish the vesting and other terms and conditions for an Option at the time each Option is granted.  The past practice has been to vest options as to one-third of the number granted on the first anniversary of the grant date, one-third on the second anniversary and one-third on the third anniversary.

Securities Issuable under the 2011 Plan

The aggregate number of Shares to be reserved for exercise of all Options granted under the 2011 Plan and any other security-based compensation arrangements of the Company shall not exceed 5% of the Shares (on a non-diluted basis), issued and outstanding at the time of granting the Option.

The maximum number of Shares issuable to any one person under the 2011 Plan shall be 5% of the Shares issued and outstanding at the time of the grant (on a non-diluted basis) less the aggregate number of Shares reserved for issuance to such person under any other security-based compensation arrangements of New Gold.

The maximum number of Shares issuable to insiders under the 2011 Plan and any other security-based compensation arrangements of New Gold is 10% of the Shares issued and outstanding at the time of the grant (on a non-diluted basis). The maximum number of Shares which may be issued to insiders under the 2011 Plan and any other security-based compensation arrangements of New Gold within a 12-month period is 10% of the Shares, issued and outstanding at the time of the issuance (on a non-diluted basis). In addition, grants of Options to non-employee directors should not exceed the lesser of (i) 1% of the total number of Shares issued and outstanding at the time of issuance (on a non-diluted basis) and (ii) an annual equity value of $100,000 to each director.

Exercise Price and Term

Each Option shall be confirmed by an option agreement or option grant letter or other form of confirmation (electronic or otherwise) as prescribed by the Board from time to time. The Board will establish the exercise price of an Option at the time each Option is granted.  The exercise price may not be less than the Market Price, being the volume weighted average trading price of the Shares on the TSX for the five trading days ending on the last trading date immediately before the date on which the Market Price is calculated.  Options granted must be exercised no later than five years after the date of grant or such lesser period as the Board may approve. In the event that any Option expires during, or within 48 hours after a Company-imposed blackout period on the trading of securities of the Company, such expiry will become the tenth day after the end of the blackout period.

Cessation or Termination of Options

Subject to specific exceptions and restrictions outlined in the 2011 Stock Option Plan, Options are not assignable and will terminate as follows:

(i)	if a Participant ceases to be an Eligible Person for any reason other than death or termination for cause, their Options will be cancelled:

a.	90 days after the Participant ceases to be an Eligible Person or otherwise in accordance with the terms of the Participant’s employment agreement;

b.	such longer period as may be determined by the Board, but not exceeding the original expiry date of the Option; or

c.	immediately if the Options are unvested at the date the Participant ceases to be an Eligible Person unless the Board determines otherwise;

(ii)
if a Participant ceases to be an Eligible Person because their relationship with the Company or an Affiliate is terminated for cause by the Company or an Affiliate, their Options will be cancelled immediately after the Participant ceases to be an Eligible Person; or

(iii)	if a Participant ceases to be an Eligible Person as a result of their death, all Options unvested at the date of the Participant’s death will vest immediately and their Options will be cancelled:

a.	180 days after their death; or

b.	such longer period as may be determined by the Board, but not exceeding the original expiry date of the Option to a maximum of 12 months.

Assignability

Options are non-assignable and non-transferable by a Participant otherwise than by will or the laws of descent and distribution and shall be exercisable only by the Participant during the lifetime of the Participant and only by the Participant’s legal representative after death of the Participant (in accordance with the 2011 Plan).

Notwithstanding, Options may be assigned by an Eligible Person to whom an Option has been granted to a Permitted Assign (as such term is defined in the 2011 Plan) of such Eligible Person, following which such Options shall be non-assignable and non-transferable by such Permitted Assign, except to another Permitted Assign, otherwise than by will or the laws of descent and distribution, and shall be exercisable only by such Permitted Assign during the lifetime of such Permitted Assign and only by such Permitted Assign’s legal representative after death of such Permitted Assign.

Amendment Provisions

Subject to any applicable regulatory or stock exchange requirements or restrictions in the 2011 Plan, the Board may at any time and without shareholder approval, terminate the 2011 Plan or amend the provisions of the 2011 Plan or any Options granted under it, including without limitation amendments:

(i)	related to the exercise of Options, including the inclusion of a cashless exercise feature where payment is in cash or Shares or otherwise;

(ii)	deemed by the Board to be necessary or advisable because of any change in applicable securities laws or other laws;

(iii)	to the definitions;

(iv)	to the change of control provisions;

(v)	relating to the administration of the 2011 Plan;

(vi)	to the vesting provisions of any outstanding Option;

(vii)
to postpone or adjust any exercise of an Option or the issuance of any Shares pursuant to the 2011 Plan in order to permit New Gold to effect or maintain registration of the 2011 Plan or the Shares issuable pursuant to the 2011 Plan under the securities laws of any applicable jurisdiction, or to determine that the Shares and the 2011 Plan are exempt from such registration; or

(viii)
fundamental or otherwise, not requiring Shareholder approval under applicable law or the rules of an Exchange, including amendments of a “clerical” or “housekeeping” nature and amendments to ensure that the Options granted under the 2011 Plan will comply with any provisions respecting income tax and other laws in force in any country or jurisdiction of which an Eligible Person may from time to time be resident or a citizen.

The Board may not amend the following provisions of the 2011 Plan without first having obtained the approval of a majority of Shareholders voting at a duly called and held meeting of Shareholders:

(i)	an increase in the maximum number of Shares which may be issued under the 2011 Plan;

(ii)	an increase in the ability of the Board to amend the 2011 Plan without shareholder approval;

(iii)	the definitions of “Eligible Person” and “Permitted Assigns”;

(iv)	the exercise price of any Option issued under the 2011 Plan where such amendment reduces the exercise price of such Option;

(v)	the term of any Option issued under the 2011 Plan; or

(vi)	the transfer provisions of the 2011 Plan.

In addition, the Board may not amend the 2011 Plan to increase Insider participation limits without first having obtained the approval of a majority of Shareholders voting at a duly called and held meeting of Shareholders excluding shares voted by Insiders who are Eligible Persons.

2005 Plan

As at March 28, 2012, a total of 122,000 options remain outstanding under the New Gold Inc. Stock Option Plan (2005) (as amended May 3, 2007) (“2005 Plan”).  No new options will be granted under the 2005 Plan.  The exercise price of the existing options ranges from C$2.71 to C$10.46.  Options issued under this plan had a term not exceeding ten years, and the last of the options issued under the 2005 Plan will expire on March 7, 2018. If a holder of an option ceases to be a service provider to New Gold (other than as a result of the death of such holder), such holder’s options terminate on the earlier of (i) 90 days after the holder ceases to be a service provider and (ii) the original expiry date of the option; if a holder of an option dies while he or she is a service provider, such holder’s options terminate on the earlier of (i) one year after the date of death of the holder and (ii) the original expiry date of the option.  Options may not be assigned or transferred, except by will or by the laws of descent and distribution.

Metallica Plan

As at March 28, 2012, a total of 59,610 options remain outstanding under the Metallica stock option plan (“Metallica Plan”), which, as a result of the 2008 Business Combination, are now exercisable for New Gold common shares.  No new options will be granted under the Metallica Plan.  The exercise price of the existing options ranges from C$3.38 to C$5.63. Options issued under this plan had a term not exceeding ten years and the last of the options issued under the Metallica Plan will expire on July 13, 2012. If a holder of an option ceases to be a service provider to New Gold (other than as a result of the death of such holder), such holder’s options terminate on the earlier of (i) 90 days after the holder ceases to be a service provider and (ii) the original expiry date of the option; if a holder of an option dies while he or she is a service provider, such holder’s options terminate on the earlier of (i) one year after the date of death of the holder and (ii) the original expiry date of the option.  Options may not be assigned or transferred, except by will or by the laws of descent and distribution.

Peak Plan

As at March 28, 2012, a total of 389,000 options remain outstanding under the former Peak stock option plan (“Peak Plan”), which, as a result of the 2008 Business Combination are now exercisable for Common Shares.  No new options will be granted under the Peak Plan.  The exercise price of the existing options ranges from C$6.20 to C$9.30. Options issued under this plan had a term not exceeding ten years and the last of the options issued under the Peak Plan will expire on March 20, 2013. If a holder of an option ceases to be a service provider to New Gold (other than as a result of the death of such holder), such holder’s options terminate on the earlier of (i) 90 days after the holder ceases to be a service provider and (ii) the original expiry date of the option; if a holder of an option dies while he or she is a service provider, such holder’s options terminate on the earlier of (i) one year after the date of death of the holder and (ii) the original expiry date of the option.  Options may not be assigned or transferred, except by will or by the laws of descent and distribution.

Western Goldfields Plan

As at March 28, 2012, a total of 1,275,838 options remain outstanding under the former Western Goldfields stock option plan (“Western Goldfields Plan”), which, as a result of the 2009 Business Combination are now exercisable for Common Shares.  No new options will be granted under the Western Goldfields Plan.  The exercise price of the existing options ranges from $0.40 to C$3.74. Options issued under this plan had a term not exceeding seven years and the last of the options issued under the Western Goldfields Plan will expire on September 1, 2015.

If a holder of an option ceases to be a service provider to New Gold (other than as a result of the death of such holder), such holder’s options terminate on the earlier of (i) 90 days after the holder ceases to be a service provider and (ii) the original expiry date of the option; if a holder of an option dies while he or she is a service provider, such holder’s options terminate on the earlier of (i) one year after the date of death of the holder and (ii) the original expiry date of the option.  Options may not be assigned or transferred, except by will or by the laws of descent and distribution.

CORPORATE GOVERNANCE PRACTICES

The National Policy 58-201 Corporate Governance Guidelines (“Governance Guidelines”) and National Instrument 58-101 Disclosure of Corporate Governance Practices (“Governance Disclosure Rule”) form the regulatory framework for New Gold’s Corporate Governance practices.  The Governance Guidelines deal with matters such as the constitution and independence of corporate boards, their functions, the effectiveness and education of board members and other items dealing with sound corporate governance practices.  The Governance Disclosure Rule requires that, if management of an issuer solicits proxies from its shareholders for the purpose of electing directors, specified disclosure of its corporate governance practices must be included in its management information circular.

New Gold and the Board recognize the importance of corporate governance to the effective management of New Gold and to the protection of its employees and shareholders.  New Gold’s approach to significant issues of corporate governance is designed with a view to ensuring that the business and affairs of New Gold are effectively managed so as to enhance shareholder value.  The Board fulfills its mandate directly and through its committees at regularly scheduled meetings and as required.  Frequency of meetings may be increased and the nature of the agenda items may be changed depending on the state of New Gold’s affairs and in light of opportunities or risks which New Gold faces.  The directors are kept informed of New Gold’s operations at these meetings as well as through reports and discussions with management on matters within their particular areas of expertise.

New Gold’s corporate governance practices have been, and continue to be, in compliance with applicable Canadian and United States regulatory requirements.  New Gold continues to monitor developments in Canada and the United States with a view to further revising its governance policies and practices, as appropriate.

The following is a description of New Gold’s corporate governance practices as reported by the Corporate Governance and Nominating Committee and approved by the Board.

BOARD OF DIRECTORS

Independence of the Board

The Board, in consultation with the Corporate Governance and Nominating Committee, annually reviews the relationship between each director and the Company in order to determine if each director is or remains independent within the meaning of the Governance Guidelines.  In addition, annual peer assessments by each director assess the independence of the other directors.

With the assistance of the Corporate Governance and Nominating Committee, the Board has considered the relationship to the Company of each of the Nominees for election by shareholders and has determined that four of the seven Nominees are independent for the purposes of membership on the Board.

Nominee	Relationship	Reason for Non-Independent Status
James Estey	Independent	N/A – no material relationship.
Robert Gallagher	Non-Independent	Considered to have a material relationship with the Company by virtue of being the President and Chief Executive Officer of the Company.
Vahan Kololian	Independent	N/A – no material relationship.
Martyn Konig	Independent	N/A – no material relationship.
Pierre Lassonde	Independent	N/A – no material relationship.
Randall Oliphant	Non-Independent	Considered to have a material relationship with the Company by virtue of being the Executive Chairman of the Company.
Raymond Threlkeld	Non-Independent
Considered to have a material relationship with the Company by virtue of being the former President and Chief Executive Officer of Western Goldfields Inc. (a subsidiary of the Company) from February 2006 to June 2009.

Craig Nelsen, who is currently an independent member of the Board, has decided not to stand for re-election at the Meeting.

The Company has a majority of independent directors and recognizes the importance of providing leadership to its independent directors. The Chair of each of the Company’s committees is an independent director and every committee charter provides for access to information respecting the Company and to officers, employees, external auditors and legal counsel of the Company. As well, each charter states that the committees may engage separate independent counsel and advisors at the expense of the Company.

The Corporate Governance and Nominating Committee, which is a wholly independent committee, is responsible for identifying whether the Board’s mandate is effectively being carried out. Specifically, this committee reviews with the Board, on a regular basis and at least annually, the role of the Board, the terms of reference of each of the committees of the Board and the methods and processes by which the Board fulfills its duties and responsibilities.

As well, to facilitate the Board operating independently of management, the following processes are in place:

(a)
the Board has implemented a policy to hold in-camera meetings with the independent directors at the end of each Board meeting. The Chair of the Corporate Governance and Nominating Committee presides at such meetings;

(b)	at every Board meeting, members of management, including the President and Chief Executive Officer and Executive Chairman, are not present for the discussion and determination of certain matters;

(c)	under the Company’s Articles any one director may call a Board meeting;

(d)	the compensation of the President and Chief Executive Officer and Executive Chairman is considered in their absence by the Compensation Committee at least annually; and

(e)	in addition to the standing committees of the Board, independent committees are appointed from time to time, when appropriate.

Chairman

The Board has appointed Randall Oliphant as its Executive Chairman.  As Mr. Oliphant is not independent, he works closely with the standing committees of the Board regarding items relating to compensation, finance and corporate governance.  Each of the Corporate Governance and Nominating Committee, Audit Committee and Compensation Committee is comprised entirely of independent directors.  The Executive Chairman must provide leadership to directors in discharging their duties including by:

(a)	promoting cohesiveness among the directors; and

(b)	being satisfied that the responsibilities of the Board and its committees are well understood by the directors.

The Executive Chairman must assist the Board in discharging its stewardship function, which includes:

(a)	leading, managing and organizing the Board consistent with the approach to corporate governance adopted by the Board from time to time;

(b)	satisfying itself as to the integrity of the executive officers of New Gold and ensuring that such executive officers created a culture of integrity throughout the organization;

(c)	strategic planning;

(d)	identifying and managing risks;

(e)	succession planning;

(f)	together with the Corporate Governance and Nominating Committee Chair, reviewing the committees of the Board, the Chairs of such committees and the charters of such committees; and

(g)
together with the Corporate Governance and Nominating Committee Chair, ensuring that the Board, committees of the Board, individual directors and executive officers of New Gold understand and discharge their duties and obligations under New Gold’s system of corporate governance.

In connection with meetings of the directors, the Executive Chairman is responsible for the following (in consultation with the Corporate Governance and Nominating Committee Chair, as appropriate):

(a)	scheduling meetings of the directors;

(b)	coordinating with the Chairs of the committees of the Board to schedule meetings of the committees;

(c)	reviewing items of importance for consideration by the Board;

(d)
ensuring that all business required to come before the Board is brought before the Board, such that the Board is able to carry out all of its duties to manage or supervise the management of the business and affairs of New Gold;

(e)	setting the agenda for meetings of the Board;

(f)	monitoring the adequacy of materials provided to the directors by management in connection with the directors' deliberations;

(g)	ensuring that the directors have sufficient time to review the materials provided to them and to fully discuss the business that comes before the Board;

(h)	presiding over meetings of the directors; and

(i)	encouraging free and open discussion at meetings of the Board (it is also policy that in-camera meetings will be held with the independent directors at the end of each Board meeting).

Meetings of the Board and Committees of the Board

The Board meets a minimum of four times per year for each quarter and as otherwise required.  Typically, each committee of the Board meets at least twice each year, or more frequently as deemed necessary by the applicable committee.  The frequency of the meetings and the nature of the meeting agendas depend on the nature of the business and affairs that New Gold faces from time to time.  During the financial year ended December 31, 2011, the Board met five times, the Audit Committee met four times, the Compensation Committee met three times and the Corporate Governance and Nominating Committee and the Health, Safety, Environment and Corporate Social Responsibility Committee each met twice.  Below are details regarding director attendance at Board and committee meetings held during the financial year ended December 31, 2011.

Director	Board	Audit Committee	Compensation Committee	Corporate Governance and Nominating Committee	HSE&CSR Committee
James Estey	5 of 5	4 of 4	-	2 of 2	-
Robert Gallagher (1)	5 of 5	-	-	-	-
Vahan Kololian	5 of 5	4 of 4	3 of 3	-	1 of 2
Martyn Konig(2)	4 of 5	3 of 4	1 of 1	1 of 1	-
Pierre Lassonde(2)	5 of 5	-	3 of 3	1 of 1	-
Craig Nelsen(2)	4 of 5	-	-	0 of 1	1 of 2
Randall Oliphant (1)	5 of 5	-	-	-	-
Ian Telfer(2)	1 of 1	-	2 of 2	1 of 1	-
Raymond Threlkeld	5 of 5	-	-	-	2 of 2

(1)	Mr. Gallagher and Mr. Oliphant are not members of any committee of the Board.

(2)
The attendance of the Committee members listed above is based on the number of Committee meetings the respective directors were eligible to attend during 2011.  Various changes were made to the membership of the Board’s standing committees effective May 4, 2011 when Mr. Telfer ceased to be a director of the Company after he did not stand for re-election at the Company’s Annual General and Special Meeting.  As part of these changes, Mr. Lassonde ceased to be a member of the Corporate Governance and Nominating Committee and Messrs. Nelsen and Konig were appointed as Committee members.  Each of Messrs. Lassonde, Nelsen and Konig were eligible to attend one meeting of the Corporate Governance and Nominating Committee during 2011.  In addition, Mr. Konig was appointed as a member of the Compensation Committee and was eligible to attend one meeting during 2011.

Directors’ Attendance Policy

As set out in the Board Mandate (available on New Gold’s website at www.newgold.com and attached to this Circular), Board members are expected to attend all meetings of the Board in person or by phone and to have reviewed in advance Board materials and be prepared to discuss such materials.

Independent Directors’ Meetings

The Board has implemented a policy to hold in-camera meetings of the independent directors at the end of each Board meeting. The Chair of the Corporate Governance and Nominating Committee presides at such meetings. In addition, at every Board meeting, members of management, including the President and Chief Executive Officer and Executive Chairman, are not present for the discussion and determination of certain matters.

All of the Committees have the option available to them of holding in-camera sessions without Messrs. Gallagher or Oliphant or other members of management in attendance.  During the financial year ended December 31, 2011, all four of the Audit Committee meetings and one of the Compensation Committee meetings held in-camera sessions without Messrs. Gallagher or Oliphant or other members of management in attendance.  During the financial year ended December 31, 2011 the Compensation Committee (at two of its three meetings in 2011), the Corporate Governance and Nominating Committee and the Health, Safety, Environment and Corporate Social Responsibility Committee each determined that there was no reason to hold such sessions.

Other Public Company Directorships/Committee Appointments

The following table provides details regarding directorships and committee appointments held by New Gold’s directors in other public companies.  None of the directors of New Gold serve together as directors on the boards of other public companies, except Messrs. Oliphant and Lassonde who are both on the board of Franco-Nevada Corporation.

Director	Other Public Company Directorships	Other Public Company Committee Appointments
James Estey	Gibson Energy Inc. (since August 2011)	n/a
Robert Gallagher	Southern Arc Minerals (since 2010) Dynasty Gold Corp (since 2009)	n/a
Vahan Kololian	Manicouagan Minerals Inc. (since 2001)	Chairman of the Audit Committee Compensation Committee
Martyn Konig	n/a	n/a
Pierre Lassonde	Enghouse Systems Limited (since 2000) Franco-Nevada Corporation (since 2007)	Chairman of the Compensation Committee Chairman of the Board
Randall Oliphant	Silver Bear Resources Inc. (since 2004) Franco-Nevada Corporation (since 2007) WesternZagros Resources Ltd. (since 2007)	n/a Audit Committee Audit Committee and Corporate Governance Committee
Raymond Threlkeld	Rainy River Resources Ltd. (since 2009)	n/a

The Board has determined that the simultaneous service of some of its directors on other audit committees does not impair the ability of such directors to effectively serve on New Gold’s Audit Committee.

Position Descriptions

The Board has developed a written position description for the Executive Chairman as detailed in the Board’s written mandate.  The Chair of each Board committee acts within the parameters set by their respective committee charters.  The Board, together with Mr. Gallagher, have developed a written position description for the President and Chief Executive Officer.

Board Mandate

A copy of the Board’s written mandate, which sets out the responsibilities and duties of the directors, is attached as Schedule “A” to this Circular.

Succession Planning for Executive Officers

The Company has a formal process for succession planning for its executive officers.  As part of this process, the Compensation Committee conducts an annual review of the succession plan for the Company’s President and Chief Executive Officer and prepares a report to the Board on succession planning.

The Compensation Committee most recently reviewed the succession plans for the Company’s Executive Chairman, President and Chief Executive Officer and Chief Financial Officer on February 29, 2012.  As part of the review process the Committee: considered the risk of the relevant position becoming vacant; identified potential successors; evaluated the readiness of such potential successors to assume the relevant position; and considered the development activities that each potential successor would have to undergo to assume the relevant position.

In the event that the position of President and Chief Executive Officer becomes vacant, the entire Board is responsible for working with the Compensation Committee to evaluate and nominate potential successors to the position in accordance with the succession plan.

In addition to its annual review of the succession plan, the Compensation Committee is responsible for developing the annual performance review for the Executive Chairman and President and Chief Executive Officer and providing its recommendations to the Board. The Board assesses the effectiveness by the Executive Chairman and  President and Chief Executive Officer in attaining New Gold’s corporate objectives, budgets and milestones.

Orientation and Continuing Education

The Board, in conjunction with the Chair of the Corporate Governance and Nominating Committee, is responsible for ensuring that new directors are provided with an orientation and education program that includes, among other things, information about the duties and obligations of directors (including copies of the Board mandate, committee charters and Company policies), the business and operations of the Company and documents from recent Board meetings.

In regard to ongoing director education, the Chair of the Corporate Governance and Nominating Committee, in conjunction with the Executive Chairman, is responsible for ensuring that:

(a)	all directors receive updates to Company policy documents and applicable TSX or NYSE Amex listing polices;

(b)	regular discussions relating to corporate governance issues and directors’ duties are conducted at Board meetings;

(c)	the Company’s policies are reviewed and updated by the Board as new rules or circumstances dictate; and

(d)	appropriate funding is allocated to directors to attend seminars or conferences relevant to their positions as directors of the Company.

All directors are expected to pursue educational opportunities as appropriate to enable them to perform their duties as directors and are encouraged to visit one of the Company’s operating sites at least once every two years.  In November 2011, all of the directors visited the New Afton Mine in British Columbia, Canada other than Martyn Konig and Craig Nelsen.  Messrs. Konig and Nelsen both visited the Mesquite Mine in 2010.  Directors have full and free access to officers and employees of the Company and may arrange meetings either directly or through the President and Chief Executive Officer.  Management provides briefings to directors with respect to the business and operations of the Company at every regularly scheduled Board meeting.

Code of Business Conduct and Ethics

The Company has a written code of ethics and expectations for business conduct (“Code”) for the directors, officers and employees of New Gold and its subsidiaries.  The Board most recently reviewed the Code on March 1, 2012.  A copy of the Code is available under New Gold’s profile on SEDAR at www.sedar.com and is posted on New Gold’s website at www.newgold.com.

All directors, officers and employees are expected to comply with the Code and sign off annually on the Code, which reaffirms the Company’s high standards of business conduct. The Code is part of New Gold’s continuing effort to ensure that it complies with all applicable laws, has an effective program to prevent and detect violations of law, and conducts its business with fairness, honesty and integrity.

The Board monitors compliance with the Code generally and, at least annually, the Board discusses the Code and each member certifies as to whether they have been in compliance with the Code and if they are aware of any non-compliance with the Code that they have not raised with the Corporate Secretary or other senior management of the Company during the preceding year.

Under the Code, any officer, director or employee of New Gold who suspects a violation of a law, regulation or the Code itself is obligated to report it to the Chair of the Audit Committee.

In the unlikely event of a waiver, any such waivers of the Code for directors or NEOs must be approved by the Audit Committee and such waiver will be promptly disclosed to shareholders as required by law.  The Board did not grant any waiver of the Code in favour of a director or NEO during 2011 or during the past 12 months and accordingly no material change report has been required.

A thorough discussion of the documentation related to a material transaction is required for review by the Board, particularly independent directors. Directors with an interest in a material transaction are required to declare their interest and abstain from voting on such transactions.

Whistleblower Policy

New Gold has adopted a Whistleblower Policy which allows its directors, officers and employees who feel that a violation of the Code has occurred, or who have concerns regarding financial statement disclosure issues, accounting, internal accounting controls or auditing matters, to report such violation to the Chair of the Audit Committee in writing, through an external Report It Hotline, by email or online.  Concerns are reviewed as soon as possible by the Audit Committee in the manner deemed to be appropriate based on the merits of the submission and with the assistance and direction of whomever the Audit Committee deems appropriate.

Nomination of Directors

The Board has established a Corporate Governance and Nominating Committee, the three members of which are independent directors.  As noted in more detail below, the mandate of the Corporate Governance and Nominating Committee establishes the criteria for Board membership, including recommending composition of the Board.  While the Corporate Governance and Nominating Committee has the primary responsibility for identifying prospective Board members, all qualified candidates proposed are considered.

To encourage an objective nominating process, when considering potential Board nominees the Corporate Governance and Nominating Committee takes into account a number of factors, which may include the current composition of the Board, the ability of the individual candidate to contribute on an overall basis, the ability of the individual to contribute sufficient time and resources to the Board, the current and future needs of New Gold, the individual’s direct experience with public companies in general and mining companies in particular as well as the individual’s skills and knowledge and the skills and knowledge of existing members of the Board.

The overall purpose of the Corporate Governance and Nominating Committee is to:

(a)	provide a focus on corporate governance that will enhance corporate performance;

(b)	assist New Gold in its corporate governance responsibilities under applicable law;

(c)	establish criteria for Board and committee membership;

(d)	recommend composition of the Board and its committees; and

(e)	as circumstances arise, assess directors’ performance.

The Corporate Governance and Nominating Committee uses the following process to identify and nominate highly qualified and dedicated director candidates for election to the Board:

(a)
the Executive Chairman, the Chair of the Corporate Governance and Nominating Committee or other members of the Board identify the need to add new Board members, with careful consideration of the mix of qualifications, skills and experience represented on the Board;

(b)	the Corporate Governance and Nominating Committee coordinates the search for qualified candidates with input from management and other Board members;

(c)	the Corporate Governance and Nominating Committee may engage a candidate search firm to assist in identifying potential nominees, if it deems such engagement necessary and appropriate;

(d)	selected members of management and the Board will interview prospective candidates;

(e)
the Corporate Governance and Nominating Committee will recommend a nominee and seek full Board endorsement of the selected candidate, based on its judgment as to which candidate will best serve the interests of the shareholders;

(f)
the Corporate Governance and Nominating Committee may, to the extent it deems appropriate, consult with significant shareholders of the Company or other shareholders as part of the process of nominating new directors; and

(g)	the Corporate Governance and Nominating Committee will consider any candidates submitted by shareholders on the same basis as any other candidate.

Any shareholder with a nomination should submit the candidate’s name, along with a curriculum vitae or other summary of qualifications, experience and skills to the Corporate Secretary of the Company.

Committees of the Board

The Board has the following four standing committees:

(a)	the Audit Committee;

(b)	the Compensation Committee;

(c)	the Corporate Governance and Nominating Committee; and

(d)	the Health, Safety, Environment and Corporate Social Responsibility Committee.

All of the committees are independent of management and report directly to the Board.

Each committee is comprised of independent directors except the Health, Safety, Environment and Corporate Social Responsibility Committee which is comprised of a majority of independent directors. From time to time, when appropriate, ad hoc committees of the Board may be appointed by the Board.  The current membership of each standing committee of the Board is as follows:

Board Committee	Committee Members	Status
Audit Committee	James Estey (Chair)	Independent
	Vahan Kololian	Independent
	Martyn Konig	Independent
Compensation Committee	Vahan Kololian (Chair)	Independent
	Pierre Lassonde	Independent
	Martyn Konig	Independent
Corporate Governance and Nominating Committee	James Estey (Chair)	Independent
	Pierre Lassonde	Independent
	Craig Nelsen	Independent
Health, Safety, Environment and Corporate Social Responsibility Committee	Craig Nelsen (Chair)	Independent
	Vahan Kololian	Independent
	Raymond Threlkeld	Non-Independent

Audit Committee

The Audit Committee is comprised of independent directors, as described above.  The Committee’s primary function is to assist the Board in fulfilling its oversight responsibilities with respect to accounting and financial reporting processes, the financial integrity of the financial statements of New Gold, compliance with legal and regulatory requirements, the overall adequacy and maintenance of the systems of internal controls that management has established and the overall responsibility for New Gold’s external and internal audit processes including the external auditor’s qualifications, independence and performance.

Further information regarding the Audit Committee is contained in New Gold’s annual information form (the “AIF”)  under the heading “Audit Committee” and a copy of the Audit Committee charter is attached to the AIF as Schedule “A”.  The AIF is available under New Gold’s profile on SEDAR at www.sedar.com and as an exhibit to New Gold’s Form 40-F at www.sec.gov.

Compensation Committee

As described under the heading “Role of the Compensation Committee”, the Compensation Committee is comprised of three independent directors and the purpose of the Compensation Committee is to assist the board in approving and monitoring the Company’s guidelines and practices with respect to compensation and benefits, as well as administering the Company’s equity-based compensation plans.

Corporate Governance and Nominating Committee

As described under the heading “Nomination of Directors” above, the Corporate Governance and Nominating Committee is comprised of three independent directors and its main purpose is to establish criteria for Board and committee membership, to recommend composition of the Board and its committees and, as circumstances arise, to assess directors’ performance.

Health, Safety, Environment and Corporate Social Responsibility Committee

The Health, Safety, Environment and Corporate Social Responsibility Committee  is comprised of a majority of independent directors and its overall purpose is to review and monitor the health, safety, environmental and sustainable development policies of New Gold on behalf of the Board.  The committee may investigate any activity of New Gold that relates to sustainable development and community development, environment, health and safety.  The committee will have access to such officers and employees of New Gold and to independent consultants and advisors, and to such information respecting New Gold as it considers necessary in order to perform its duties and responsibilities.

Board and Director Assessments

The Corporate Governance and Nominating Committee, in conjunction with the Board, is responsible for reviewing, on an annual basis, the role of the Board, the terms of reference of each Board committee and the methods and processes by which the Board fulfills its duties and responsibilities.

In March 2012, the Corporate Governance and Nominating Committee solicited comments on a confidential basis from each director regarding the performance of the Board and each Board committee, as well as individual director performance, using an evaluation questionnaire. The topics covered by the questionnaire included the conduct of meetings, the composition of the Board and Committees as well as peer review by each director of the conduct of the Board, the Committees and their respective members.   The Corporate Governance and Nominating Committee is responsible for overseeing the evaluation process, discussing the results and preparing a final report with recommendations to the Board.

The Board does not consider it appropriate or necessary to limit the number of terms a director may serve due to the time and effort necessary for each director to become familiar with the business of the Company. As an alternative to term limits, the Corporate Governance and Nominating Committee is responsible for reviewing director performance and the appropriate skills and characteristics required of Board members in the context of the current make-up of the Board and identifying any perceived needs on an annual basis. This is primarily achieved through the evaluation questionnaire described above.

CONTACTING THE BOARD OF DIRECTORS

Shareholders and other interested parties may communicate directly with the Board by writing to the Corporate Secretary, New Gold Inc., 3110 – 666 Burrard Street, Vancouver, British Columbia, V6C 2X8, Canada.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of New Gold’s directors, executive officers or employees, or former directors, executive officers or employees, nor any associate of such individuals, is as at the date of this Circular, or has been, during the financial year ended December 31, 2011, indebted to New Gold or its subsidiaries in connection with a purchase of securities or otherwise.  In addition, no indebtedness of these individuals to another entity has been the subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding of New Gold or any of its subsidiaries.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No (a) director or executive officer of New Gold who has held such position at any time since January 1, 2011; (b) proposed nominee for election as a director of New Gold; or (c) associate or affiliate of a person in (a) or (b), has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting, other than the election of directors.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as described elsewhere in this Circular, since January 1, 2011, no informed person of New Gold, Nominee for election as a director of New Gold, or any associate or affiliate of an informed person or Nominee, has or had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or will materially affect New Gold or any of its subsidiaries.

OTHER MATTERS

Management of New Gold knows of no matters to come before the Meeting other than those referred to in the Notice of Meeting accompanying this Circular.  However, if any other matters properly come before the meeting, it is the intention of the persons named in the form of proxy accompanying this Circular to vote the same in accordance with their best judgment of such matters.

ADDITIONAL INFORMATION

Additional information regarding New Gold and its business activities is available on SEDAR at www.sedar.com under New Gold’s profile, at the United States Securities and Exchange Commission’s website at www.sec.gov and on New Gold’s website at www.newgold.com.  Following the Meeting, the voting results for each item on the proxy, will be available on SEDAR at www.sedar.com under New Gold’s profile.  New Gold’s financial information is provided in New Gold’s annual financial statements and related Management’s Discussion and Analysis for its most recently completed financial year and may be viewed on SEDAR at the location noted above and on the United States Securities and Exchange Commission’s website at the location noted above and on New Gold’s website. Shareholders may also contact the Corporate Secretary of New Gold by phone at (604) 696-4100 or by email at info@newgold.com to request copies of these documents, which will be provided free of charge.

DIRECTORS’ APPROVAL

The contents of this management information circular and its distribution to the shareholders of New Gold have been approved by the Board.

BY ORDER OF THE BOARD OF DIRECTORS

"Robert Gallagher"

Robert Gallagher
President and Chief Executive Officer

Vancouver, British Columbia
March 29, 2012

Schedule A

Board of Directors Mandate

1.	Introduction

The Board of Directors (the “Board”) has the responsibility for the overall stewardship of the conduct of the business of New Gold Inc. (the “Company”) and the activities of management, which is responsible for the day-to-day conduct of the business.  The Board’s fundamental objectives are to enhance and preserve long-term shareholder value, to ensure that the Company meets its obligations on an ongoing basis and that the Company operates in a reliable and safe manner.  In performing its functions, the Board should also consider the legitimate interests its other stakeholders such as employees, customers and communities may have in the Company.  In overseeing the conduct of the business, the Board, through the Chief Executive Officer and Executive Chairman, shall set the standards of conduct for the Company.

2.	Procedures and Organization

The Board operates by delegating certain of its authorities to management and by reserving certain powers to itself.  The Board retains the responsibility for managing its own affairs including selecting its Chair, nominating candidates for election to the Board and constituting committees of the Board.  Subject to the Articles of the Company and the British Columbia Business Corporations Act (the “Act”), the Board may constitute, seek the advice of and delegate powers, duties and responsibilities to committees of the Board.  The Corporate Secretary of the Company (or in his or her absence, the person appointed by the Board to take minutes) shall have the responsibility for taking minutes of all meetings of the Board and for circulating drafts of such minutes to the directors promptly following each meeting.  The Corporate Secretary of the Company shall present draft minutes from the previous meeting containing the comments and corrections received from the directors at the next succeeding Board meeting for approval and execution.

3.	Duties and Responsibilities

The Board’s principal duties and responsibilities fall into a number of categories which are outlined below.

3.1	Legal Requirements

a.	The Board has the responsibility to ensure that legal requirements have been met and documents and records have been properly prepared, approved and maintained;

b.	The Board has the statutory responsibility to:

i.	manage or, to the extent it is entitled to delegate such power, to supervise the management of the business and affairs of the Company by the senior officers of the Company;

ii.	act honestly and in good faith with a view to the best interests of the Company;

iii.	exercise the care, diligence and skill that reasonable, prudent people would exercise in comparable circumstances; and

iv.
act in accordance with its obligations contained in the Act and the regulations thereto, the Company’s Articles, securities legislation of each province and territory of Canada, and other relevant legislation and regulations.

3.2	Independence

The Board has the responsibility to ensure that appropriate structures and procedures are in place to permit the Board to function independently of management, including endeavouring to have a majority of directors who are “independent” as defined by National Instrument 58-101.

3.3	Strategy Determination

The Board has the responsibility to ensure, at least annually, that there are long-term goals and a strategic planning process in place for the Company and to participate with management directly or through its committees in developing and approving the mission of the business of the Company and the annual strategic plan by which it proposes to achieve its goals, which strategic plan takes into account, among other things, the opportunities and risks of the Company’s business.

3.4	Managing Risk

The Board has the responsibility to identify and understand the principal risks of the business in which the Company is engaged, to achieve a proper balance between risks incurred and the potential return to shareholders, and to ensure that there are appropriate systems in place which effectively monitor and manage those risks with a view to the long-term viability of the Company.

3.5	Division of Responsibilities

The Board has the power to:

a.	appoint and delegate responsibilities to committees where appropriate to do so; and

b.	develop position descriptions for:

i.	the Board;

ii.	the Chair and/or Lead-Director of the Board;

iii.	the Chief Executive Officer; and

iv.	the Chief Financial Officer.

The Board shall be responsible to ensure that the Company’s officers and the directors of the Company’s subsidiaries, if any, are qualified and appropriate in keeping with the Company’s Corporate Governance Policies and that they are provided with copies of the Company’s policies for implementation by the subsidiaries.

To assist it in exercising its responsibilities, the Board hereby establishes four standing committees of the Board:  the Audit Committee, the Compensation Committee, the Corporate Governance and Nominating Committee and the Sustainability, Environment, Health and Safety Committee.  The Board may establish other standing committees from time to time which will function in accordance with its mandate.

Each committee shall have a written mandate that clearly establishes its purpose, responsibilities, members, structure and functions.  Each mandate shall be reviewed by the Board at least annually.  The Board is responsible for appointing the committee members.

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3.6	Appointment, Training and Monitoring Senior Management

The Board has the responsibility:

a.
to appoint the Chief Executive Officer, to monitor and assess the Chief Executive Officer’s performance, to satisfy itself as to the integrity of the Chief Executive Officer, and to provide advice and counsel in the execution of the Chief Executive Officer’s duties;

b.	to develop or approve the corporate goals or objectives that the Chief Executive Officer is responsible for;

c.	to approve the appointment of all corporate officers, acting upon the advice of the Chief Executive Officer and to satisfy itself as to the integrity of such corporate officers;

d.
to ensure that adequate provision has been made to train and develop management and for the orderly succession of management and to ensure that all new directors receive a comprehensive orientation, fully understand the role of the Board and its committees, the nature and operation of the Company’s business and the contribution that individual directors are required to make;

e.	to create a culture of integrity throughout the Company;

f.	to ensure that management is aware of the Board’s expectations of management;

g.	to set out expectations and responsibilities of directors including attendance at meetings and review of meeting materials; and

h.	to avail itself collectively and individually of the open access to the Company’s senior management and to advise the Chair of the Board of significant matters discussed.

3.7	Policies, Procedures and Compliance

The Board has the responsibility:

a.	to ensure that the Company operates at all times within applicable laws, regulations and ethical standards; and

b.	to approve and monitor compliance with significant policies and procedures by which the Company is operated.

3.8	Reporting and Communication

The Board has the responsibility:

a.	to ensure the Company has in place policies and programs to enable the Company to communicate effectively with its shareholders, other stakeholders and the public generally;

b.	to ensure that the financial performance of the Company is adequately reported to shareholders, other security holders and regulators on a timely and regular basis;

c.	to ensure the timely reporting of developments that have a significant and material impact on the value of the Company;

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d.	to report annually to shareholders on its stewardship of the affairs of the Company for the preceding year;

e.	to develop appropriate measures for receiving shareholder feedback; and

f.	to develop the Company’s approach to corporate governance and to develop a set of corporate governance principles and guidelines.

3.9	Monitoring and Acting

The Board has the responsibility:

a.	to monitor the Company’s progress towards it goals and objectives and to revise and alter its direction through management in response to changing circumstances;

b.	to take action when performance falls short of its goals and objectives or when other special circumstances warrant;

c.	to ensure that the Company has implemented adequate internal control and management information systems which ensure the effective discharge of its responsibilities; and

d.	to make regular assessments of the Board’s, its committees and each individual director’s effectiveness and contribution.

3.10	Membership and Composition

The Board has the responsibility to determine:

a.	its appropriate size and composition;

b.
the relevant criteria for proposed additions to the Board, having regard to areas of required expertise and the need for independent directors, as that term is defined in National Instrument 58-101 “Disclosure of Corporate Governance Practices” and the rules of the applicable exchanges;

c.	the maximum number of boards or other engagements considered appropriate for directors, having regard to whether they are independent directors or members of management;

d.	any appropriate age for retirement of directors;

e.	the recommended compensation of directors to be proposed to the Compensation Committee for review and advice; and

f.
the number of meetings of the Board to be held each year and the time and place of such meetings; provided that the Board shall meet at least on a quarterly basis, and the independent directors shall meet on a regular basis as often as necessary to fulfill their responsibilities including at least annually in executive session without the presence of non-independent directors or management.

Members are expected to attend all meetings of the Board in person or by phone and to have reviewed in advance board materials and be prepared to discuss such materials.

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3.11	Self-Assessment

Members of the Board will be required annually to assess their own effectiveness as directors and the effectiveness of the Board in conjunction with the Company’s Directors and Officers insurance requirements.

3.12	Third Party Advisors

The Board, and any individual director with the approval of the Board, may retain at the expense of the Company independent counsel and advisors in appropriate circumstances.

4.	Chair of the Board

The Chair of the Board with the assistance of the Chair of the Corporate Governance and Nominating Committee (or a Lead-Director if one is appointed from time to time) will provide leadership to directors in discharging their duties as set out in this Charter, including by:

a.	leading, managing and organizing the Board consistent with the approach to corporate governance adopted by the Board from time to time;

b.	promoting cohesiveness among the directors; and

c.	being satisfied, that the responsibilities of the Board and its committees are well understood by the directors.

The Chair will (with the assistance of any Lead-Director if one is appointed from time to time) assist the Board in discharging its stewardship function, which includes:

a.	leading, managing and organizing the Board consistent with the approach to corporate governance adopted by the Board from time to time;

b.	satisfying itself as to the integrity of the senior officers of the Corporation and ensuring that such senior officers created a culture of integrity throughout the organization;

c.	strategic planning;

d.	identifying and managing risks;

e.	succession planning;

f.	together with the Corporate Governance and Nominating Committee Chair, reviewing the Committees of the Board, the Chairs of such Committees and the charters of such Committees; and

g.
together with the Corporate Governance and Nominating Committee Chair, ensuring that the Board, committees of the Board, individual directors and senior management of the Company understand and discharge their duties and obligations under the Company’s system of corporate governance.

In connection with meetings of the directors, the Chair shall be responsible for the following (in consultation with the Corporate Governance and Nominating Committee Chair (alternatively with the assistance of any Lead-Director if one is appointed from time to time), as appropriate):

a.	scheduling meetings of the directors;

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b.	coordinating with the Chairs of the committees of the Board to schedule meetings of the committees;

c.	reviewing items of importance for consideration by the Board;

d.
ensuring that all business required to come before the Board is brought before the Board, such that the Board is able to carry out all of its duties to manage or supervise the management of the business and affairs of the Company;

e.	setting the agenda for meetings of the Board;

f.	monitoring the adequacy of materials provided to the directors by management in connection with the directors' deliberations;

g.	ensuring that the directors have sufficient time to review the materials provided to them and to fully discuss the business that comes before the Board;

h.	presiding over meetings of the directors; and

i.	encouraging free and open discussion at meetings of the Board.

The Corporate Governance and Nominating Committee will annually review and reassess the adequacy of this Charter and submit any recommended changes to the Board for approval.

Last reviewed and approved by the Board on March 1, 2012

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Schedule B

SUMMARY OF SHAREHOLDER RIGHTS PLAN

Except as otherwise defined in this circular, capitalized terms used below have the meanings ascribed thereto in the Shareholder Rights Plan.

Effective Date:

The effective date of the Shareholder Rights Plan is March 23, 2012 (the "Effective Date")

Term

Subject to the approval by Independent Shareholders at the Meeting, as set forth herein, the Shareholder Rights Plan and the Rights issued thereunder will expire on the date on which the first annual meeting of shareholders is held following the third anniversary of the Shareholder Rights Plan, unless otherwise terminated in accordance with their terms.

Issue of Rights

One Right was issued and attached to each Common Share outstanding on the Effective Date and has and will attach to each Common Share subsequently issued prior to the expiry date.

Rights Exercise Privilege

The Rights will separate from the Common Shares and will be exercisable 10 trading days (the "Separation Time") after a person has acquired, or commences a takeover bid to acquire, 20% or more of the Common Shares of the Company, other than by an acquisition pursuant to a takeover bid permitted by the Shareholder Rights Plan (a "Permitted Bid"). The exercise price is $100 per Common Share, subject to anti-dilution adjustments. The acquisition by any person (an "Acquiring Person") of 20% or more of the Common Shares of the Company, other than by way of a Permitted Bid, is referred to as a "Flip-in Event". Any Rights held by an Acquiring Person will become void upon the occurrence of a Flip-in Event. Ten business days after the occurrence of the Flip-in Event, each Right (other than those held by the Acquiring Person), will permit the purchase of $200 worth of Common Shares for $100, subject to anti-dilution adjustments.

Certification and Transferability

Prior to the Separation Time, the Rights are evidenced by a legend imprinted on certificates for the Common Shares issued from and after the Effective Date and are not to be transferable separately from the Common Shares. From and after the Separation Time, the Rights will be evidenced by separate certificates that will be transferable and traded separately from the Common Shares.

Permitted Bid Requirements

The requirements for a Permitted Bid include the following:

•	the takeover bid must be made by way of a takeover bid circular;

•	the takeover bid must be made to all shareholders, other than the offeror.

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The takeover bid must be outstanding for a minimum period of 60 days and common shares tendered pursuant to the takeover bid may not be taken up prior to the expiry of the 60 day period and only is at such time more than 50% of the Common Shares held by shareholders, other than the offeror, its affiliates and persons acting jointly or in concert and certain other person (the "Independent Shareholders"), have been tendered to the takeover bid and not withdrawn;

If more than 50% of the Common Shares held by Independent Shareholders are tendered to the takeover bid within the 60 day period, the offeror must make a public announcement of that fact and the takeover bid must remain open for deposits of Common Shares for an additional 10 days from the date of such public announcement;

The takeover bid must permit Common Shares to be deposited pursuant to the takeover bid, unless such takeover bid is withdrawn, at any time prior to the date Common Shares are first taken up and paid for; and

The takeover bid must provide that any Common Shares deposited pursuant to the takeover bid may be withdrawn until taken up and paid for.

The Shareholder Rights Plan also allows for a competing Permitted Bid (a "Competing Permitted Bid') to be made while a Permitted Bid is in existence. A Competing Permitted Bid must satisfy all the requirements of a Permitted Bid except that it may expire on the same date as the Permitted Bid, subject to the requirements that it be outstanding for a minimum period of 35 days.

Waiver

The Board may waive the application of the Shareholder Rights Plan to any Flip-in Event (an "Exempt Acquisition") if it determines that a person became an acquiring person by inadvertence, conditional upon such person having, within 30 days after the determination by the Board, reduced its beneficial ownership of shares such that it is no longer an acquiring person. The Board may also, until a Flip-in Event has occurred, waive the application of the Shareholder Rights Plan to any particular Flip-in Event, but in that event, the Board shall be deemed to have waived the application of the Shareholder Rights Plan to any other Flip-in Event which may arise under any takeover bid then in effect.

Redemption

Prior to the occurrence of a Flip-in Event which has not been waived, the Board, with the approval of a majority of the voted cast by Independent Shareholders (or the holders of Rights after the Separation Time has occurred) voting in person or by proxy at a meeting duly called for that purpose, may redeem the Rights at $0.00001 per Right.

Amendment

The Board may amend the Shareholder Rights Plan with the approval of a majority of the votes cast by Independent Shareholders (or the holders of Rights if the Separation Time has occurred) voting in person or by proxy at a meeting duly called for that purpose. The Board may, without such approval, correct clerical or typographical errors and may make amendments to the Shareholder Rights Plan to maintain its validity due to changes in applicable laws, rules or regulatory requirements.

Board of Directors

The Shareholder Rights Plan will not detract or lessen the duty of the Board to act honestly and in good faith with a view to the best interest of the Company. The Board, when a Permitted Bid is made, will continue to have the duty and power to take such actions and make such recommendations to shareholders as are considered appropriate.

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Exemptions for Investment Managers, etc.

Investment fund managers, trust companies (acting in their capacities as trustees and administrators), statutory bodies whose business includes the management of funds and administrators of registered pension plans acquiring greater than 20% of the Common Shares are exempted from triggering a Flip-in Event, provided that they are not making, or are not part of a group making a takeover bid.

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Any questions and requests for assistance may be directed to the
Proxy Solicitation and Information Agent:

The Exchange Tower
130 King Street West, Suite 2950, P.O. Box 361
Toronto, Ontario
M5X 1E2

North American Toll Free Phone:

1-866-581-1477

Email: contactus@kingsdaleshareholder.com

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